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LATHAM & WATKINS

FIRM / AFFI[redacted]
Boston
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Washington, D.C.

15 November 2004

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Interim Report as at 30 June 2004
- Interpump Press Release: Third quarter 2004 results and Shareholders'meeting.

Feel free to call me with any questions on +44 207 710 1076.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Yours faithfully,

Michael S. Immordino
of LATHAM & WATKINS

dlw 12/21

Enclosure

cc: Dott. Banci
Interpump Group S.p.A

INTERPUMP GROUP

Interim Report as at 30 June 2004

INTERPUMP GROUP

INTERPUMP GROUP

Board of Directors

Sergio Erede
Chairman

Giovanni Cavallini
Deputy Chairman and Chief Executive Officer

Fulvio Montipò
Executive Director

Giancarlo De Martis
Non-executive director

Giuseppe Ferrero
Non-executive director

Marco Reboa
Independent Director

Roberto Tunioli
Independent Director

Board of Statutory Auditors

Enrico Cervellera
Chairman

Maurizio Salom
Statutory Auditor

Antonio Zini
Statutory Auditor

Independent Auditors

KPMG S.p.A.

Report on the performance of the Interpump Group for the first half 2004

On 30/06/2004 the Group had the following structure (the percentages refer to the equity held):



Interpump Group S.p.A.
Interpump Engineering 100%
General Pump 100%
92,5%
92,34%
Refin 100%
7,5%
7,66%
Teknova 100%
Interpump Hydraulics 100%
Hydrocar Group 100%
PZB Group 100%
Muncie Power Products 84,87%
Industrial Sector
Cleaning Sector
Hydraulic Sector

Comments on the Group structure

On 22 January of this year the Board of Directors confirmed its intention of continuing the process of corporate rationalisation started in 2003 with the incorporation of IP Floor and conferment of the Teknova line of business in Interpump Cleaning, with the ultimate goal of concentrating all activities of the Cleaning business, which in 2003 accounted for some 60% of total turnover of the Interpump Group. The project was implemented on 22 April 2004 by the sale by Interpump Group S.p.A. to the Group's Cleaning Sector parent company IP Cleaning S.p.A., ex Interpump Cleaning S.p.A. (the company name was changed on the same date), of the investment in Soteco, for a price of 51 million euro, and by means of the conferment, again by Interpump Group S.p.A. to IP Cleaning S.p.A., of the investments in Euromop, Pulex, SIT and Unielectric for a total of 37.5 million euro. The foregoing amounts were determined on the basis of appraisals made by independent valuators. The operation led to the entry in the statutory financial statements of Interpump Group S.p.A. of a capital gain of 23.5 million euro, which was eliminated in the consolidated financial statements. On the basis of the new fiscal code that came into force on 1 January 2004, said capital gain is not subject to taxation.

This operation made it possible to rationalise the Interpump Group's corporate structure, improving the definition and level of focus, in industrial terms, of the Cleaning sector with respect to the other spheres of activity, which is seen as a move that will enable the Group to pursue all opportunities for development and value-building in the sector.

In addition, on 22 April 2004 Interpump Group S.p.A. acquired the final 7.5% of General Technology for 10 thousand euro, bringing the direct and indirect stake up to 100%. The value of the stake was determined on the basis of contractual agreements entered into previously.

Moreover, on 29 April 2004 IP Cleaning S.p.A. purchased a further 3% of the investment in SIT S.p.A., bringing the controlling stake up to 63%, for an outlay of 139 thousand euro on the basis of existing contractual agreements.

On 25 May 2004 IP Cleaning S.p.A. purchased a further 14% in Pulex S.r.l., bringing its total stake up to 86%, for an outlay of 1,086 thousand euro. As in the previous cases, also this operation was conducted on the basis of existing contractual agreements.

On 4 June 2004 the 49% investment in Transferoil S.p.A. was sold for 5 million euro - an amount that was higher than the amount determined by an independent valuator. This operation resulted in a capital gain of 0.2 million euro. The size of the capital gain reflects the 1996 assignment to the shareholding book value of a merger deficit which, net of subsequent amortisations ascribed on the basis of a valuation of the shareholding using the net equity method in the consolidated financial statements, totalled 3 million euro at 31/12/2003.

On 21 June 2004 the extraordinary general meetings of Interpump Hydraulics S.p.A., Hydrocar S.r.l. and P.Z.B. S.p.A. deliberated the merger of the latter two companies in Interpump Hydraulics S.p.A. It is planned to sign the merger agreement before the end of the current year. The merger of these 100% owned companies is designed to eliminate the unproductive duplication of costs and investments by centralising several managerial functions.

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2004*		*30/06/2003*		*31/12/2003*	
Net revenues	310,964	100.0%	277,803	100.0%	501,721	100.0%
Purchases, net of changes in inventories	(145,979)		(129,793)		(228,118)	
Gross industrial margin	*164,985*	*53.1%*	*148,010*	*53.3%*	*273,603*	*54.5%*
Personnel expenses	(45,815)		(45,035)		(85,394)	
Other operating costs	(69,907)		(59,782)		(112,942)	
Gross operating profit	*49,263*	*15.8%*	*43,193*	*15.5%*	*75,267*	*15.0%*
Operating amortisation and depreciation and allocations	(9,184)		(7,971)		(16,086)	
Operating profit	*40,079*	*12.9%*	*35,222*	*12.7%*	*59,181*	*11.8%*
Amortisation of goodwill	(5,044)		(4,875)		(9,896)	
Amortisation of the difference in consolidation allocated to buildings	(104)		(104)		(208)	
Financial income (charges), net	(3,537)		(4,047)		(8,422)	
Exchange differences	75		(2,748)		(2,719)	
Financial discounts granted to customers	(1,378)		(948)		(2,620)	
Adjustment of investments according to the equity method	292		(173)		(202)	
Extraordinary income (charges), net	(862)		(175)		(182)	
Profit for the period before taxes and minority interests	*29,521*	*9.5%*	*22,152*	*8.0%*	*34,932*	*7.0%*
Income taxes	(15,074)		(12,071)		(17,461)	
Profit for the period before minority interests	*14,447*	*4.6%*	*10,081*	*3.6%*	*17,471*	*3.5%*
Minority profit	(1,731)		(1,964)		(3,218)	
Consolidated net profit for the period	*12,716*	*4.1%*	*8,117*	*2.9%*	*14,253*	*2.8%*

RECLASSIFIED CONSOLIDATED BALANCE SHEETS

(amounts expressed in thousands of euro)	*30/06/2004*		*30/06/2003*		*31/12/2003*	
Trade receivables	113,268		110,087		83,927	
Inventories	110,222		99,068		100,546	
Accrued income and prepayments within one year	3,435		3,439		2,478	
Other receivables	19,782		27,464		14,300	
Trade payables	(115,918)		(96,067)		(85,685)	
Tax payables within one year	(17,705)		(25,746)		(6,082)	
Other current payables net of payables to purchase investments	(18,380)		(16,550)		(13,767)	
Accrued expenses, net of interest charges	(857)		(626)		(759)	
Net working capital	*93,847*	*25.3%*	*101,069*	*25.9%*	*94,958*	*25.0%*
Tangible fixed assets	107,142		105,925		105,495	
Goodwill	132,973		141,922		136,929	
Treasury stock	33,253		33,253		33,253	
Other financial fixed assets	5,684		10,730		11,092	
Other non current assets	25,711		20,683		23,090	
Provisions for risks and charges net of the deferred tax provision on dividends still to be collected	(11,474)		(7,710)		(9,057)	
Staff severance indemnities	(16,272)		(15,064)		(15,739)	
Payables for acquisition of investments	(258)		(258)		(258)	
Other non-current liabilities	(165)		(1)		(350)	
Total net fixed assets	*276,594*	*74.7%*	*289,480*	*74.1%*	*284,455*	*75.0%*
Total capital employed	*370,441*	*100.0%*	*390,549*	*100.0%*	*379,413*	*100.0%*
Financed by:						
Share Capital	43,694		43,447		43,447	
Retained earnings	106,120		117,279		99,863	
Profit for the period	12,716		8.117		14,253	
Total shareholders' equity for the Group	162,530		168,843		157,563	
Minority interests	16,495		15,384		16,234	
Total consolidated shareholders' equity	*179,025*	*48.3%*	*184,227*	*47.2%*	*173,797*	*45.8%*
Cash on hand	(48,843)		(46,304)		(42,634)	
Payables to banks within one year for current account overdrafts and advances	35,477		29,134		30,915	
Current portion of medium-long term financing	49,326		86,565		57,424	
Accrued interest	1,012		1,190		1,424	
Total financial indebtedness (cash) within one year	36,972		70,585		47,129	
Medium/long-term financing	154,444		135,737		158,487	
Total net indebtedness	*191,416*	*51.7%*	*206,322*	*52.8%*	*205,616*	*54.2%*
Total sources of financing	*370,441*	*100.0%*	*390,549*	*100.0%*	*379,413*	*100.0%*

CONSOLIDATED CASH FLOW STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2004*	*30/06/2003*	*31/12/2003*
Net profit for the period	12,716	8,117	14,253
Minority profits	1,731	1,964	3,218
Non cash income items:			
Amortisation and depreciation of intangible and tangible fixed	13,465	13,017	26,118
Changes in staff severance indemnities	533	146	822
Changes in the deferred tax provision net of change in deferred tax assets	35	694	(929)
Losses (profits) of non-consolidated investments	(292)	173	202
Change in other provisions	626	(1,374)	(1,194)
Dividends received	-	-	(9)
Write-down of fixed assets	-	-	257
Losses (gains) from sales of fixed assets	(232)	(366)	(330)
Exchange rate (profit) loss on intergroup financing and receivables	-	236	204
Cash flow from operations	*28,582*	*22,607*	*42,612*
Cash flow obtained (used) through (in) net capital working capital	2,557	(10,488)	(7,138)
Operating cash flow	*31,139*	*12,119*	*35,474*
Investing activities			
Increase in tangible fixed assets	(8,138)	(9,165)	(17,392)
Increase in intangible fixed assets	(1,616)	(1,718)	(3,845)
Acquisitions of equity investments and lines of business	(1,258)	(20,524)	(20,662)
Proceeds from sales of investments	5,000	494	494
Acquisition of treasury stock	-	(3,286)	(3,286)
Proceeds from sales of fixed assets	296	239	1,710
Other changes	320	(179)	155
Total cash flow used for investing activities	*(5,396)*	*(34,139)*	*(42,826)*
Financing activities			
Increase in (repayment of) medium/long-term borrowings	(12,550)	28,455	23,284
Increase in (repayment of) shareholder loans	(54)	(209)	(209)
Collection (increase) of (in) medium/long-term financial receivables	(28)	(1,142)	(1,329)
Increases in capital by stock options	247	369	369
Dividends paid	(10,424)	(9,622)	(24,914)
Dividends collected from companies not wholly consolidated	-	319	327
Total cash flow obtained through (used in) financing activities	*(22,809)*	*18,170*	*(2,472)*
Cash flow generated (used)	*2,934*	*(3,850)*	*(9,824)*

CONSOLIDATED CASH FLOW STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2004*	*30/06/2003*	*31/12/2003*
Net cash and cash equivalents at the beginning of the period	10,295	19,601	19,601
Adjustment:			
Opening net cash and cash equivalents (debt) of companies not consolidated in prior period	(813)	(145)	(145)
Net cash and cash equivalents at the beginning of the year	9,482	19,456	19,456
Cash flow generated (used)	2,934	(3,850)	(9,824)
Exchange rate difference	(62)	374	663
Net cash and cash equivalents at the end of the period	*12,354*	*15,980*	*10,295*

The net cash can be broken down as follows:

Cash on hand	48,843	46,304	42,634
Payables to banks due within one year	(81,589)	(112,447)	(85,560)
Adjustments: current portion of medium term borrowings	46,112	83,313	54,645
Accrued interest	(1,012)	(1,190)	(1,424)
Net cash and cash equivalents	*12,354*	*15,980*	*10,295*

Comments on the Group's performance in the first half of 2004

The 2004 first half saw sustained recovery of the US economy, while the European economy showed the first hesitant signs of an upturn after the prolonged phase of stagnation that continued to affect business activities up to the first quarter of this year.

The first half was accompanied by growth in sales throughout all sectors. Specifically, the Hydraulic Sector was up by 15.3%, thus confirming the trend of growth displayed in the second half of 2003 on the North American market, which was further boosted by a recovery of sales also on European and Asian markets. Sales of high-pressure pumps were up by 6.9% with significant increases both in Europe and in North America. The Cleaning Sector continued to grow thanks largely to performance in the consumer segment (+11.6%).

In the above context, Interpump Group achieved substantial improvements in all its profitability and financial indicators, which were already displaying a positive trend:

- net revenues rose by 11.9% to 311 million euro;
- EBITDA totalled 49.3 million euro or 15.8% of net revenues, reflecting an increase of 14.1% over the first half of 2003;
- EBIT stood at 40.1 million euro or 12.9% of net revenues, with a rise of 13.8%;
- net profit totalled 12.7 million euro, a figure that is 56.7% higher than the 8.1 million euro recorded for the first half of 2003;
- net profit per share, adjusted for goodwill amortisation calculated on the shares in circulation net of treasury shares, was up by 36.7% at 0.231 euro;
- cash flow from operations totalled 28.6 million euro, reflecting a rise of 26.4% over the 22.6 million euro generated in the first half of 2003;
- operating cash flow generated in the period, after the change in working capital, was 31.1 million euro, more than two and a half times the figure of 12.1 million euro recorded in 2003;
- net financial indebtedness fell by 14.2 million euro compared to the figure at 31 December 2003, following the payment of dividends in the amount of 10.4 million euro, bringing the final figure down to 191.4 million euro.

The results achieved confirm the soundness of Interpump Group's operating strategy, which sees its primary goal as the creation of value for Shareholders, pursuing objectives of operating efficiency and selectivity in terms of acquisitions.

Special attention has been devoted to activities of research and development with the aim of boosting internal growth. The first half of 2004 saw the completion of design projects for pumps in the car-wash range, for a DIY hot water pressure washer, for a steam brush and for three new floor scrubbers. A further seven projects were also launched in the field of floor scrubbers and sweepers.

The results for the first half were achieved despite a further fall in value of the US dollar, which led to negative effects both in terms of the conversion into euro of the financial statements of US Group member companies, and also because of the conversion into euro of sales of Italian companies in dollars. The exchange risk hedging policy made it possible to restrict the impact of the ascendancy of the euro over the dollar, but it was unable to neutralise the negative effects entirely. As already pointed out, the US dollar displayed a loss in value in the first half of 2004 of some 11.1% compared to the same period in 2003. The following table outlines the effects, assuming that the exchange rate had remained unchanged with respect to the first half of 2003.

	Net revenues	Gross operating profit (EBITDA)	%	Operating profit (EBIT)	%	Net profit	%
	€/000	€/000		€/000		€/000	
First half 2004	**310,964**	**49,263**	**15.8**	**40,079**	**12.9**	**12,716**	**4.1**
Effect of the conversion to euro of US companies' financial statements	5,597	680		566		347	
Effect of the conversion to euro of Italian companies' sales in dollars (net of the price increase received)	9,779	9,779		9,779		6,137	
Effect of the conversion to euro of US companies' costs (net of the price increase received)	(1,173)	1,569		1,569		988	
Total effects	14,203	12,028		11,914		7,472	
Adjusted balances for the first half of 2004	**325,167**	**61,291**	18.8	**51,993**	**16.0**	**20,188**	**6.2**
First half 2003	**277,803**	**43,193**	**15.5**	**35,222**	**12.7**	**8,117**	**2.9**

Therefore, assuming that exchange rates had remained unchanged with respect to the first half of 2003, sales would have grown by 17%, EBITDA would have grown by 41.9%, and operating profit would have increased by 47.6%. Finally, net profit would have increased by almost two and a half times.

In the past seven years the Group has experienced strong growth of all the main economic indicators, as shown by the following table (amounts expressed in euro/000):

First half year	30/06/1997	30/06/1998	30/06/1999	30/06/2000	30/06/2001	30/06/2002	30/06/2003	30/06/2004	Growth 2004/1997	Compound annual growth
Sales	111,843	134,073	165,877	224,140	230,899	269,583	277,803	310,964	+178%	+15.7%
Gross operating profit	24,498	30,377	35,836	46.,168	48,258	48,953	43,193	49,263	+101%	+10.5%
Operating profit	21,646	26,623	31,302	40.,323	41,406	41,522	35,222	40,079	+85%	+9.2%
Net profit	6,744	9,423	10,497	12,027	12,714	14,299	8,117	12,716	+89%	+9.5%
Cash-flow from operations	14,156	18,158	20,169	25,372	26,341	29,377	22,607	28,582	+102%	+10.5%

Net revenues

Net revenues rose by 11.9% to reach 311 million euro compared to the 277.8 million euro of the first half of 2003.

The main areas of the Interpump Group's activities can be identified – according to the final destination of products – as follows:

- **"Cleaning Sector"** covering cold and hot water high-pressure washers, wet/dry vacuum cleaners, floor sweepers, floor scrubbers, steam cleaning appliances, professional cleaning service trolleys and window cleaning equipment and components of strategic importance for manufacturing operations in the sector, including electric motors and windings.

  High-pressure washers are appliances powered by an electric motor or combustion engine which, through the application of a plunger pump, deliver a jet of water at high-pressure. These machines are suitable for cleaning industrial equipment, farm implements, vehicles, boats, stalls and any other washable surface, for home or hobby use.

The vacuum cleaners / vacuum cleaners for liquids, floor sweepers, floor scrubbers, trolleys and window cleaning equipment are also used for industrial and professional cleaning.

- **"Hydraulic sector"** which includes power take-offs and hydraulic pumps. Hydraulic pumps and power take-offs are primarily utilised to equip industrial vehicles
- **"Industrial Sector"** which includes high and very high-pressure plunger pumps.

  High-pressure plunger pumps are the main component of high-pressure washers. These pumps are also used for a wide range of industrial applications which include forced lubrication of machine tools, inverted osmosis plants for the desalinisation of water and equipment for cutting solid materials.

The aforementioned sectors of activity of Interpump Group are identified as "primary sectors" (see International Accounting Standard no. 14). Attachment A, included at the end of the consolidated interim report, gives the information for individual sectors that have been identified as primary sectors.

Further to the corporate rationalisation operation described previously, the sales of Unielectric (electric motors) and SIT (sheet metal pressing), which were previously included in the Industrial Sector, were moved to the Cleaning Sector for the same reasons as those supporting the conferment of the relative equity investments to IP Cleaning S.p.A, i.e. because these companies are, among other roles, suppliers of the Cleaning Sector. As a consequence of this situation sales for 2003 were also reclassified. Therefore, with the new classification, the Industrial Sector includes only high-pressure and very high-pressure pumps.
The following table shows a breakdown of net revenues according to business sector (amounts shown in thousands of euro):

	30/6/2004	%	30/6/2003	%	Increase/ Decrease
Cleaning sector	207,802	67	186,149	67	+11.6%
Hydraulic sector	69,043	22	59,880	22	+15.3%
Industrial sector	32,577	11	30,474	11	+6.9%
Other revenues	1,542	-	1,300	-	n.s.
Total	*310,964*	*100*	*277,803*	*100*	*+11.9%*

Data according to business sector inclusive of inter-sector revenues are shown on page 23.

Net consolidated revenues for the Cleaning Sector were equal to 207.8 million euro (186.1 million euro as at 30 June 2003) and represent 67% of Group net consolidated revenues. The overall growth was supported by buoyant demand in the consumer segment, with special reference to a mass retail customer; this segment sales were up by 34.1% despite the falling value of the dollar. In contrast, the professional market displayed a stable trend in line with previous years. Group turnover in this sector anyway rose by 1.8%, thanks mainly to sales of vacuum cleaners and floor scrubbers. Sales of electric motors and windings were down by 12%.

Net consolidated revenues for the Hydraulic sector totalled 69 million euro (59.9 million euro at 30 June 2003) and account for approximately 22% of the Group's net consolidated revenues. The world hydraulic components market is showing signs of a strong recovery, especially in North America, where our US subsidiary recorded growth of 37.6% in dollars, falling to 25.9% following conversion into euro. On European and Asian markets sales were up by 9.8%, reflecting a major trend reversal with respect to the downturn recorded during 2003.

The Group's net consolidated revenues in the Industrial sector (high- and very-high pressure pumps) totalled 32.6 million euro (30.5 million euro at 30 June 2003), corresponding to 11% of Group net revenues overall. In North America, which is the main outlet market for these products, sales grew by 21.8% in dollar-on-dollar terms, although the increase becomes just 5.5% after conversion into euro. European market sales of high-pressure pumps showed an upturn of 11.1%.

The overall share of the foreign consolidated revenues of the Interpump Group for the first half 2004 was equal to 81%. The most important export markets for the Group are the United States, Germany and France.

Net revenues by geographical sector, identified on the basis of client location, can be summarised as follows (amounts given in €/000):

	30/6/2004	%	30/6/2003	%	Increase/ Decrease
Italy	57,941	19	58,631	21	-1.2%
Rest of Europe	82,366	26	82,820	30	-0.5%
North America	141,200	45	109,987	40	+28.4%
Pacific Area	12,143	4	10,326	4	+17.6%
Rest of the World	17,314	6	16,039	5	+7.9%
Total	*310,964*	*100*	*277,803*	*100*	*+11.9%*

The following tables show the trend of the various business sectors broken down in accordance with geographical area:

First half 2004

	Italy	Rest of Europe	North America	Pacific Area	Rest of the World	Total
Cleaning sector	32,462	59,100	97,864	7,292	11,084	207,802
Hydraulic sector	18,853	15,987	26,429	1,931	5,843	69,043
Industrial sector	5,186	7,258	16,826	2,920	387	32,577
Other revenues	1,440	21	81	-	-	1,542
Total	57,941	82,366	141,200	12,143	17,314	310,964

First half 2003

	Italy	Rest of Europe	North America	Pacific Area	Rest of the World	Total
Cleaning sector	34,448	62,085	72,973	6,423	10,220	186,149
Hydraulic sector	18,535	14,022	20,993	1,646	4,684	59,880
Industrial sector	4,552	6,579	15,951	2,257	1,135	30,474
Other revenues	1,096	134	70	-	-	1,300
Total	58,631	82,820	109,987	10,326	16,039	277,803

2004/2003 percentage change

	Italy	Rest of Europe	North America	Pacific Area	Rest of the World	Total
Cleaning sector	-5.8%	-4.8%	+34.1%	+13.5%	+8.5%	+11.6%
Hydraulic sector	+1.7%	+14.0%	+25.9%	+17.3%	+24.7%	+15.3%
Industrial sector	+13.9%	+10,3%	+5.5%	+29.4%	-65.9%	+6.9%
Other revenues	n.s.	n.s.	n.s.	n.s.	n.s.	n.s.
Total	-1.2%	-0.5%	+28.4%	+17.6%	+7.9%	+11.9%

Profitability

For comments on the trend of costs during the period, we invite you to consult the reclassified income statement shown earlier.

The gross industrial margin fell by 0.2 percentage points, mainly due to the effect of the dollar, which, as pointed out in the past, has an incidence of approximately 3 percentage points only partially offset by the improvement in margins achieved by the majority of operating companies in the Group.

Payroll costs were up in the six-month period by 1.7% because of the substantial increases imposed by the unions for the renewal of employment contracts. The increase was offset to some extent thanks to careful management of turnover, the closure of the ex-Sirio works, the production of which has been transferred to the plant in Portogruaro (VE), which is specialized in the production of professional high-pressure washers, and the restructuring of IP Gansow. At 2,361 the average headcount was 84 lower than the average for the first half in 2003, not counting the personnel of IP Cleaning España, which was not consolidated in 2003. The per-capita labour cost increased by 4.3%. Despite this increase, the incidence of labour costs on turnover fell from 16.2% to 14.7%.

Other operating costs rose by 16.9%, mainly because of the 24.3% increase in the cost of outsourcing (from 22.9 million euro to 28.5 million euro) caused by the rise in turnover in the consumer segment, and the 14.6% increase in trade costs caused by various factors including the different sales mix.

EBITDA totalled 49.3 million euro or 15.8% of net revenues (43.2 million euro in the first half of 2003, equivalent to 15.5% of net revenues) reflecting an increase of 14.1%. In a breakdown, the increase of EBITDA from 15.5% to 15.8% of sales (+0.3 percentage points) depended, on the one hand, on the lower incidence of the gross industrial margin, which fell from 53.3% to 53.1% (-0.2 percentage points) and on the other hand on the significant drop in overheads (labour costs and other operating costs) the incidence of which on sales fell globally by 0.5 percentage points from 37.8% to 37.3%.
In addition, the six-month period saw allocations for 947 thousand euro, mainly (838 thousand euro) due in relation to the allocation of estimated costs in relation to returns in the consumer segment. This provision became necessary further to a change in contractual conditions in force with a top customer, which led to a higher level of costs charged to the income statement during the period; the second half should therefore be accompanied by reduced costs although the precise value is impossible to predict with any degree of accuracy.
Operating amortisation and depreciation of 8.2 million euro was 3.3% higher than in the second half of 2003, mainly due to the start of depreciation of the Rubiera plant, engaged in activities relative to the Cleaning Sector, which came on stream in January of this year.

Operating profit totalled 40.1 million euro or 12.9% of net revenues (35.2 million euro in the first half of 2003, equivalent to 12.7% of net revenues). This parameter increased by 13.8%.

At 3.5 million euro, net financial charges were 12.6% lower than the 4.0 million euro recorded for the first half of 2003, due to the effect, on the one hand, of the reduction in interest rates, and, on the other, the increase in indebtedness caused by the purchase of minority interests in subsidiaries and the distribution of the extraordinary dividend, both events occurring in 2003. The first half of 2004 saw exchange rate gains of 75 thousand euro further to the conversion into euro of balances in foreign currency for which exchange risk hedges had not been put in place, while the first half of 2003 saw an exchange rate loss of 2,748 thousand euro as illustrated in the relative interim report.

Net extraordinary expenses of 862 thousand euro are composed of expenses in the amount of 1,535 thousand euro offset by income for 673 thousand euro. The expenses refer primarily to the costs associated with the closure of the ex IP Floor plant in Padua in the amount of 886 thousand euro, 160 thousand euro for taxation amnesty charges, and 78 thousand euro for taxes relative to previous years. The extraordinary income refers in the amount of 415 thousand euro to the write-back of surplus funds following the termination of the IP Gansow GmbH restructuring process.

Income tax charges show an overall rate of 51.1% compared to the 54.5% reported on 30 June 2003. The decrease compared to the first half of 2003 is due to the lower incidence of payroll costs and financial charges on operating profit, which resulted in a reduction in the incidence of IRAP (Regional production tax), a lower incidence of non-deductible goodwill amortisation on pretax profit, and a 1 percentage point reduction in the IRPEG/IRES corporate income tax rate.

Net profit for the period, totalling 12.7 million euro, was 56.7% higher than the figure of 8.1 million euro recorded for the first half of 2003.

ROE for the first half of 2004 stood at 10.9%, up 2.8 percentage points over the first half of 2003. Return on capital employed (ROCE) for the first half of 2004 was recorded at 11.9%, up 2 percentage points on the figure recorded for the first half of 2003. This was due to an improvement in profitability and a reduction of invested capital in the amount of 20.1 million euro due to the decrease in working capital and the disposal of an equity investment in an associated company. We draw your attention to the stability of both these *ratios* through time, on both an interim and annual basis, as can be seen from the following table:

	1996	1997	1998	1999	2000	2001	2002	2003	2004	Weighted average
ROE 1st half	12.4%	8.4%	10.0%	10.0%	12.8%	11.9%	11.9%	8.1%	10.9%	10.6%
ROE annual	11.4%	16.8%	17.9%	18.4%	20.4%	20.0%	18.4%	15.7%		17.6%
ROCE 1st half	11.9%	12.3%	13.1%	12.9%	13.1%	12.6%	12.6%	9.9%	11.9%	12.2%
ROCE annual	18.4%	22.2%	23.3%	17.3%	21.3%	20.3%	20.4%	17.1%		19.8%

The following section contains a breakdown of income statements by business sector, bearing in mind that, as illustrated in greater detail previously, the external sales of Unielectric and SIT were reclassified from the Industrial Sector to the Cleaning Sector.

	Cleaning Sector		Hydraulic Sector		Industrial Sector	
First half year	2004	2003	2004	2003	2004	2003
Net revenues outside the Group	207,802	186,149	69,043	59,880	32,577	30,474
Sales between sectors	273	414	4	5	6,115	4,243
Total net revenues	208,075	186,563	69,047	59,885	38,692	34,717
Purchases net of changes in inventories	(105,963)	(94,987)	(31,600)	(26,886)	(12,841)	(10,745)
Gross industrial margin	102,112	91,576	37,447	32,999	25,851	23,972
% on net revenues	*49.1%*	*49.1%*	*54.2%*	*55.1%*	*66.8%*	*69.0%*
Personnel expenses	(25,009)	(24,356)	(13,075)	(12,289)	(7,731)	(8,390)
Other operating costs	(54,409)	(46,038)	(9,781)	(9,339)	(7,684)	(6,362)
Gross operating profit	22,694	21,182	14,591	11,371	10,436	9,220
% on net revenues	*10.9%*	*11.4%*	*21.1%*	*19.0%*	*27.0%*	*26.6%*
Operating amortisation / depreciation and allocations	(5,848)	(4,585)	(1,781)	(1,797)	(1,555)	(1,469)
Sector operating profit	16,846	16,597	12,810	9,574	8,881	7,751
% on net revenues	*8.1%*	*8.9%*	*18.6%*	*16.0%*	*23.0%*	*22.3%*
% ROCE per sector (six months)	*9.0%*	*8.4%*	*14.5%*	*10.4%*	*14.6%*	*11.9%*

We invite you to refer to Annex A for more comprehensive information concerning Sector data.

Capital expenditure

The production activities of the Interpump Group are structured with the aim of optimizing the quality of the products, production cost competitiveness, production flexibility and efficiency, concentrating within the

Group all production phases with the greatest added value and the most critical phases in relation to quality aspects.

Capital expenditure refers in the amount of 8.1 million euro (9.2 million euro at 30/6/2003) to tangible fixed assets of which 1.5 million euro relate to the progress during the half year of the renovation work underway on a building in the Cleaning Sector, which was purchased in 2002 and is earmarked to accommodate the majority of the production of floor sweepers and floor scrubbers, and also to the extension of another Cleaning Sector building, with the remaining amount related to the normal renewal and modernisation of plant and equipment. The increases in intangible fixed assets amounted to 1.6 million euro, mostly concerning the costs of research and development of Interpump Engineering, the Group's research centre. The first half of 2004 saw the completion of design projects for pumps in the car-wash range, for a DIY hot water pressure washer, for a steam brush and for three new floor scrubbers. A further seven projects were also launched in the field of floor scrubbers and sweepers.

In addition, equity acquisitions regarded 14% of Pulex S.r.l., 3% of SIT S.p.A. and 7.5% of General Technology S.r.l., on the basis of prior contractual agreements. These acquisitions as a whole involved an outlay of 1.2 million euro.

The Group is strategically managed in a uniform manner at world level and all of its production units are concentrated in Northern Italy except for Muncie Power Products Inc., situated in the USA. The other foreign consolidated companies are formed by the following trade companies:

IP Gansow GmbH	Distributor of floor scrubbers and floor sweepers on the German market
P.Z.B. France S.a.r.l. and Hydrocar France S.a.r.l.	Distributors of power take-offs and related products on the French market
Interclean Assistance S.A.	Distributor of cleaning machinery on the French market
IP Cleaning España S.l.	Distributor of cleaning machinery on the Spanish market
General Pump Companies Inc.	Distributor of high-pressure pumps and cleaning machinery on the North American market
Hydrocar Chile S.A.	Distributor of power take-offs and related products on the Latin American market

The data by geographical sectors on the basis of the location of activities are as follows (amounts given in €/000):

	Assets		Increases during the period in tangible and intangible fixed assets	
	30/06/2004	30/06/2003	30/06/2004	30/06/2003
Italy	501,100	505,988	9,240	9,926
Rest of Europe	28,188	23,225	164	94
North America	69,543	68,654	348	854
Rest of the World	1,482	1,008	2	9
Total	600,313	598,875	9,754	10,883

Financing

Net indebtedness fell from €/000 205,616 at 31 December 2003 to €/000 191,416 at 30 June 2004. Cash flow in the period may be summed up as follows:

	30/06/2004 (six months) *€/000*	*30/06/2003 (six months)* *€/000*
Opening net financial position	**(205,616)**	**(175,408)**
Exchange rate difference	(507)	1,332
Cash flow from operations	28,582	22,607
Decrease (increase) in net working capital	2,557	(10,488)
Investments in tangible fixed assets and suspended costs in intangible fixed assets	(9,754)	(10,883)
Dividends paid	(10,424)	(9,622)
Dividends received	-	319
Increase in capital through stock options	247	369
Loan granted to a non-consolidated subsidiary	-	(1,000)
Outlays for investments in shareholdings including the net financial position of the companies acquired	(1,258)	(20,524)
Income from the sale of equity investments	5,000	494
Net opening financial position of companies consolidated for the first time	(830)	(141)
Purchase of treasury stock	-	(3,286)
Other changes	587	(91)
Net financial position at end of period	**(191,416)**	**(206,322)**

Exchange rate differences on the opening net financial position concern loans of U.S. subsidiaries. Distributed dividends refer both to those paid by the Parent company (9.1 million euro), and those paid to minority shareholders of subsidiaries for 1.3 million euro.

Corporate Governance

In previous years Interpump Group S.p.A. resolved to adhere fully to the Code of Conduct promoted by Borsa Italiana S.p.A.. This enabled the company's admission to the STAR segment of the Italian stock market right from its start in April 2001.

In addition, activities have now been brought to a close for the construction of the organisational model promoted by Italian legislative decree Dlgs. 231/2001 concerning the responsibility of corporations for offences against the Public Administration. On 22 January 2004 the Board of Directors approved the model constituted by the procedures aimed at preventing such offences, by the Regulatory Body, by the penalty system and by the Code of Conduct, which is published on the Group's website.

The Board of Directors is composed as follows:

Names	Mandates
Sergio Erede	Chairman (1)
Giovanni Cavallini	Deputy Chairman and Chief Executive Officer (2)
Fulvio Montipò	Executive Director (2)
Giancarlo De Martis	Non-executive director

Names	Mandates
Giuseppe Ferrero	Non-executive director
Marco Reboa	Independent Director
Roberto Tunioli	Independent Director

(1) Powers of representing the company in accordance with art. 17 of the articles

(2) Mandates relating to ordinary business with limits on amounts beyond which the decision is for the Board of Directors.

The Board of Directors and the Board of Statutory Auditors will remain in office until the time of approval of the financial statements at 31/12/2004.

The Shareholders' Meeting of 22 April 2004 passed a resolution to determine the remuneration for 2004 to be assigned to each director in the amount of 26 thousand euro, and to determine for 2004 the maximum global remuneration, additional to the previously mentioned amount to be allocated to members of the Board of Directors with special responsibilities, to the Chairman and to the members of special committees (Audit Committee and Remuneration Committee) in the measure of 1.85 million euro.

The meeting of the Board of Directors that was held on the same date resolved to divide remuneration relative to 2004 for directors vested with special powers as follows: to the Chairman, Sergio Erede 51,650 euro; to the Deputy Chairman and Chief Executive Officer Giovanni Cavallini, 800,500 euro, to the Executive Director Fulvio Montipò 103,300 euro, to Marco Reboa and Roberto Tunioli, in their role as members of the Audit Committee, 10,000 euro each; finally, the Board resolved to determine a remuneration payment of 3,500 euro for each member of the Remuneration Committee, composed of Sergio Erede, Giovanni Cavallini and Giancarlo De Martis. In addition, the Board resolved to assign a loyalty bonus of 350 thousand euro to Fulvio Montipò as additional remuneration exclusively for 2004; the payment of this amount is subordinate to the continuation of Mr Montipò in the office of executive director until the time of approval of the 2004 annual financial statements. The same Board meeting resolved to assign additional remuneration pursuant to the terms of art. 2389, para 3 of the Italian Civil Code (addition with respect to the remuneration to Giovanni Cavallini, assigned to this person by the shareholders' meeting of 16/1/20003 and assigned to him by the Board), in proportion to the results exclusively for 2004, in the maximum amount of 500 thousand euro.

The Shareholders' Meeting of 24 April 2001 also authorised the finalisation of the non-competition agreement between the parent company and Fulvio Montipò, in view of the forthcoming expiry of the agreement signed in 1996 at the time of disposal of Interpump Group of which he had been founder, involving a fee of not less than 1,084.6 thousand euro and not more than 3,770.1 thousand euro, said amount to be in addition to the amount of the maximum total remuneration set out above. The agreement expires 18 months after the end of the term of office, or 12 months after revocation of the appointment without just cause.

The Shareholders' Meeting of 16 January 2003 approved the stipulation of an agreement with Chief Executive Officer Giovanni Cavallini, with the following terms: *(i)* the Managing Director undertakes to fill the office and exercise the delegations and powers conferred upon him with due diligence and the professionalism fitting the nature of the office and to the best of his abilities, up to the time of approval of the financial statements for the year 2004; *(ii)* the company undertakes not to revoke the office and/or delegation in advance of its natural time of expiry, except in the presence of the emergence of a just cause attributable to the Chief Executive Officer; *(iii)* that the company undertakes to disburse to the Chief Executive Officer the annual remuneration of 800,500 euro also for the years 2003 and 2004, without prejudice to possible subsequent greater determinations in the limits as may be established by the Shareholders' meeting; *(iv)* the company undertakes to disburse to the Chief Executive Officer a "loyalty bonus" of an additional 800,500 euro if he continues to occupy the office and exercise the delegations conferred upon him until the time of approval of the financial statements for 2004, to be paid in *a lump sum* after the expiry of this term; *(v)* the loyalty bonus will be due also in the event of early revocation of the office and/or the delegations by the company without just cause, or in the case of early withdrawal from the same by the Chief Executive Officer further to a situation of just cause ascribable to the company or the acquisition of a controlling stake in the company by parties other than the shareholder that currently holds

the majority stake; *(vi)* in the cases provided for in the previous point the Chief Executive Officer will also be eligible for a *one-off* indemnity payment for early termination of the office and the delegations, in the amount of 800,500 euro, said sum being construed as inclusive of all forms of compensation or indemnity and also the remuneration for the non-competition undertaking.

The Shareholders' Meeting of 22 April 2004 authorised the Board of Directors to arrange with Executive Director Fulvio Montipò an extension of the duration of the non-competition obligations currently in force to 36 months following the cessation of the office (12 months from the time of cessation in the absence of just cause attributable to the executive director), against the payment of the amount of 723 thousand euro.

The same Shareholders' Meeting authorised the Board of Directors to arrange with Chief Executive Officer Giovanni Cavallini, the assumption of this latter of non-competition obligations currently for 36 months following the cessation of the office (12 months from the time of cessation in the absence of just cause attributable to the chief executive officer), against the payment of the amount of 450 thousand euro.

The board of directors implemented the foregoing resolutions of the Shareholders' Meeting.

A significant proportion of the executive directors' remuneration is linked to a variable component by means of two stock option plans.

Stock option plans

With the aim of motivating Group management and promoting participation in the goal of value creation for shareholders, there are currently two stock option plans in existence, approved by the Shareholders' Meetings of 20 December 1999 and 16 April 2002.

The Shareholders' Meeting of 20 December 1999 envisages the allocation of a maximum of 1,700,000 shares in three tranches (years 2000, 2001 and 2002), subordinate to the share value reaching set targets (doubling in the value of the shares compared to the values of September 1999) and/or to accomplishing personal goals and financial parameters.

Moreover, a special Shareholder's Meeting on 20 December 1999 resolved to increase the share capital by payment in one or two tranches, issuing ordinary shares to be offered for underwriting by employees of Interpump Group S.p.A. and its subsidiaries, to be identified by the Board of Directors, by issuing a maximum of 1,700,000 ordinary shares with a nominal value of € 0.52, for a total amount of 884 thousand euro. The current situation is as follows:

	Price per share for the exercise of options	Period for exercising	Number of rights assigned	Number of shares underwritten
Directors of the Parent Company:				
❑ Giovanni Cavallini	€ 0.52	01.02.2001-31.12.2004	1,000,000	1,000,000
❑ Fulvio Montipò	€ 0.52	01.02.2001-31.12.2004	330,000	330,000
❑ Mr Giuseppe Bava (General Director of Interpump Group S.p.A.)	€0.52	01.02.2001-31.12.2004	12,000	12,000
Other beneficiaries	€ 0.52	01.02.2001-31.12.2004	358,000	358,000
Total			1,700,000	1,700,000

The assignments were terminated during 2003. A total of 475,250 options were exercised in February 2004, thereby bringing the stock option plan to a close.

The Shareholders' Meeting of 16 April 2002 approved another stock option plan for the benefit of various Group directors and employees. This plan involves the assignment of no more than 4,000,000 options, to be allocated over the following 4 years with the use of treasury stock in the portfolio, with an exercise price equivalent to the higher amount of the current market value at the time of allocation and the book value. The conditions for assignment are linked to the arrival of the share value at determined stock market quotations and/or the achievement of specific financial parameters and personal targets.

The situation was as follows on 30 June 2004:

	Price per share for the exercise of options	Period for exercising	Number of rights assigned	Number of shares purchased
Directors of the Parent Company:				
❑ Giovanni Cavallini	€ 4.1154	01.05.2003-31.05.2008	300,370	-
	€ 4.1021	01.05.2004-31.05.2009	151,550	-
❑ Fulvio Montipò	€ 4.1154	01.05.2003-31.05.2008	214,550	-
	€ 4.1021	01.05.2004-31.05.2009	108,250	-
❑ Giuseppe Bava (General Director of Interpump Group S.p.A.)	€ 4.1154	01.05.2003-31.05.2008	14,400	-
Other beneficiaries	€ 4.1154	01.05.2003-31.05.2008	328,800	-
	€ 4.1021	01.05.2004-31.05.2009	173,100	-
Total			1,291,020	-

During the first half of the year 432,900 options were assigned out of the total number of 1,291,020.

Relations with non-consolidated subsidiary companies and with associated companies

Business relations with non-consolidated subsidiaries and associates at 30 June 2004 and 30 June 2003 were as follows (amounts given in €/000):

	Receivables		Revenues	
	30/06/2004	30/06/2003	30/06/2004	30/06/2003
Subsidiaries:				
IP Cleaning España S.L.*	-	1,167	-	1,699
Portotecnica S.A.	1	254	-	249
Soteco Benelux BVBA	169	217	436	442
Western Floor Private Ltd	21	15	18	34
IP Cleaning Industria e Comercio LTDA	220	148	95	148
Total subsidiaries	*411*	*1,801*	*549*	*2,572*
Associates:				
P.Z.B. Australia Pty Ltd	726	556	1,048	846
Transfer Oil S.p.A.**	-	2	-	1
Total associates	*726*	*558*	*1,048*	*847*

	Payables		Costs	
	30/06/2004	30/06/2003	30/06/2004	30/06/2003
Subsidiaries:				
IP Cleaning España S.L.*	-	29	-	43
Soteco Benelux BVBA	1	1	-	1
Western Floor Private Ltd	3	2	-	5
Total subsidiaries	*4*	*32*	-	*49*

* = fully consolidated at 30/06/2004 In the first half of 2003 the company name was Aspiradores Industriales S.L.
** = investment disposed of in 2004

	Payables		Costs	
	30/06/2004	30/06/2003	30/06/2004	30/06/2003
Associates:				
Transfer Oil S.p.A.**	-	1,398	-	2,118
P.Z.B. Australia Pty Ltd	7	1	7	1
Total associates	*7*	*1399*	*7*	*2,119*

	Financing		Interest receivable	
	30/06/2004	30/06/2003	30/06/2004	30/06/2003
Subsidiaries:				
Euromop Brasil Holding Ltda	6	6	-	-
IP Cleaning España S.L.*	-	1,000	-	3
IP Cleaning Industria e Comercio Ltda	250	170	5	1
GP China Inc.	52	38	-	-
Total subsidiaries	*308*	*1,214*	*5*	*4*

* = fully consolidated at 30/06/2004. In the first half of 2003 the company name was Aspiradores Industriales S.L.
** = investment disposed of in 2004

The loan granted to IP Cleaning Industria e Comercio Ltda is at the rate of 3% and is divided into three tranches maturing in August 2004 (80 thousand euro), October 2005 (90 thousand euro) and December 2005 (80 thousand euro). The loans granted to GP China Inc. and Euromop Brasil Holding Ltda are interest-free and have an annual renewable expiry.

Transactions with related parties

Transactions with related parties regard the leasing of facilities owned by companies controlled by current shareholders and directors of Group companies for the amount of 450 thousand euro (679 thousand euro in the first half of 2003), and legal consultancy services provided by the practice in which the Chairman works, for a total of 242 thousand euro (79 thousand euro in the first half of 2003).
Further commercial transactions also took place with companies whose shareholders are also shareholders or directors of consolidated companies. These operations concerned sales for 149 thousand euro (212 thousand euro in the first half of 2003), and purchases for 31 thousand euro (5 thousand euro in the first half of 2003) and other operating costs for 70 thousand euro. The consolidated balance sheet as at 30/06/2004 shows residual receivables from such companies for 41 thousand euro (154 thousand euro at 30/6/2003).
The transactions mentioned above were carried out at normal market conditions.

Interest-free financing in the amount of 54 thousand euro from holders of minority stakes in subsidiaries is also included in the financial statements (108 thousand euro at 30/06/2003).

Events occurring after 30 June 2004 and business outlook.

Considering the short span of time since 30 June 2004, also in the light of the short period of time covered by the order portfolio, there is not enough information to make forecasts for the trend of the entire year. There are, however, no elements such as to suggest that the Group cannot continue along the positive growth trend recorded in the first half. During July coverage was provided in the amount of 8,211 €/000 for the commitment to purchase the residual shares of Muncie Power Products Inc., the transaction being planned for 28 February 2006. This coverage was made on the basis of an estimate of the value of the commitment in relation to the contractual parameters.

Accounting principles and valuation criteria used in drawing up the consolidated financial statements

Principles and consolidation basis

The consolidated financial statements for the period ending on 30 June 2004 have been drawn up on the basis of the interim statements of the companies included in the consolidation basis, which were prepared by their respective administrative bodies as at the same date and on the basis of accounting criteria that were in line with those used for the statements for the financial year.

For the purposes of preparation of the consolidated interim report at 30 June 2004 the provisions of the company law reform (Legislative Decree D.Lgs. no. 6/2003) were applied, involving, in addition to other matters, the necessary adaptation of the consolidated financial statements and the Parent Company's financial statements shown in attachment. Therefore, as requested by the new legislation interpreted by document no. 1 issued by O.I.C. (the Italian accounting authority), which currently exists only in a draft version, steps were taken to eliminate the fiscal interferences resulting from the financial statements of the Parent Company.

The half-yearly report has been subjected to limited auditing. The Audit Report has been attached to this report.

All amounts are expressed in thousands of euro unless otherwise indicated.

The following consolidation principles were adopted:

- the carrying value of consolidated investments is set off against the related shareholders' equity, the assets and liabilities resulting from subsidiaries' financial statements are entered into the consolidated financial statements and the shareholders' equity of the companies is eliminated, according to the line-by-line consolidation method;
- the reserves of the companies in which stakes are held as at 30 June 2004 existing on the date they were acquired have been eliminated against the value of investments, while the identity of reserves formed subsequent to the acquisition has been maintained;
- the difference between the book value and the portion of shareholders' equity, determined with reference to the situation on the date the company was acquired, is treated as follows:
  - if positive, the difference is attributed to the individual asset and liability items to which it relates. More in detail, the possible remainder is attributed to goodwill and amortised according to the straight-line method over a period deemed to adequately reflect its future useful life. In the absence of future useful life, any remaining amount is subtracted from the consolidation reserve;
  - if negative, it is credited to the consolidation reserve;
- significant transactions among consolidated companies, i.e. receivables, payables, costs and revenues are eliminated in the consolidation process. Dividends distributed among Group companies and, when significant, unrealised gains arising from intergroup transactions are also eliminated;
- portions of shareholders' equity and results for the period attributable to consolidated subsidiaries' minority interests are shown in the related items of the financial statements;
- the financial statements of foreign companies located outside the euro area are translated into euro at the period end exchange rate for the balance sheet, and at the average rate over the period for the income statement. Foreign exchange differences arising from changes that have occurred between the exchange rate as at the date of the considered financial statements with respect to the one used for the previous ones and arising from the translation of income statement amounts relating to the subsidiary defined at the average exchange rate for the period, and therefore different from the rate used to translate the year-end balance sheet, are credited or debited to a specific equity reserve called "Reserve for translation differences" as per document no. 17 of the Accounting Principles issued by the National Councils of Certified Public Accountants;
- the substitute tax relating to the sale of the investments in Portotecnica S.p.A., Officine Meccaniche Faip S.r.l. and Sirio S.r.l. to Interpump Cleaning S.p.A., that was included entirely in the income statement of the Parent Company's accounts as at 31 December 1999, is listed in the consolidated

financial statements and charged to the income statement over a period of 10 years, in line with the fiscal benefit stemming from the deductibility of the amortisation of the loss arising from the merger of the three companies sold into Interpump Cleaning S.p.A..

- in the financial statements as at 31/12/2001 of several consolidated companies, plant and machinery were revalued in accordance with Law 342/2000. The credit balances resulting from these revaluations have been entered, to offset the greater value attributed to the revaluated assets, net of substitute tax, in special reserves of shareholders' equity in the financial statements of the individual consolidated companies. On this count it should be noted that these revaluations did not concern the majority of fixed assets and have not been carried out in a systematic and uniform manner within the companies included in the scope of consolidation. The revaluations carried out represent a scarcely significant sum compared to the maximum level of entitlement and concern assets equivalent to a negligible percentage of the tangible fixed assets. For these reasons, the above-mentioned revaluations have been eliminated from the consolidated financial statements. The elimination makes it possible to maintain uniformity of application of accounting principles, allows comparison of the consolidated financial statements over time, and is in compliance with international accounting principles (I.F.R.S.).

The consolidation basis at 30 June 2004 includes the Parent Company and the following subsidiaries:

Company	Registered office	*Share Capital at 30/06/04 €/000*	*Percentage of possession at 30/06/04*	*Percentage of possession at 30/06/03*
IP Cleaning S.p.A.	Vaiano Cremasco (CR)	10,900	100.00%	100.00%
Unielectric S.p.A. (1)	S.Ilario d'Enza (RE)	1,456	70.00%	70.00%
IP Gansow GmbH (1)	Hamm (Germany)	2,700	100.00%	100.00%
Soteco S.p.A. (1)	Castelverde (CR)	140	100.00%	100.00%
Interclean Assistance S.A. (2)	Epone (France)	457	80.00%	80.00%
IP Cleaning España S.L (2).	Barcelona (Spain)	127	75.00%	*
General Pump Inc.	Minneapolis – USA	1,854	100.00%	100.00%
Muncie Power Products Inc. (3)	Muncie – USA	847	84.87%	84.87%
SIT S.p.A. (1)	S.Ilario d'Enza (RE)	105	63.00%	60.00%
Euromop S.p.A. (1)	Villa del Conte (PD)	103	51.00%	51.00%
Ready System S.r.l. (5)	Villafranca Padovana (PD)	250	51.00%	51.00%
Pulex S.r.l. (1)	Brescia	15	86.00%	72.00%
Interpump Engineering S.r.l.	Reggio Emilia	76	100.00%	100.00%
Teknova S.r.l.	Reggio Emilia	362	100.00%	100.00%
General Technology S.r.l.	Reggio Emilia	780	100.00%	85.00%
REFIN S.r.l.	Reggio Emilia	10	100.00%	100.00%
Interpump Hydraulics S.p.A.	Nonantola (MO)	2,632	100.00%	100.00%
PZB S.p.A. (4)	Calderara di Reno (BO)	3,120	100.00%	100.00%
P.Z.B. France S.a.r.l. (3)	Peltre - France	32	100.00%	100.00%
Hydrocar S.r.l. (4)	Nonantola (MO)	104	100.00%	100.00%
Hydrometal S.r.l. (6)	Sorbara di Bomporto (MO)	130	100.00%	100.00%
Hydroven S.r.l. (6)	Tezze sul Brenta (VI)	200	51.00%	51.00%
AVI S.r.l. (4)	Varedo (MI)	10	51.00%	51.00%
Hydrocar France S.a.r.l. (4)	Brie Comte Robert (France)	100	99.96%	99.96%
Hydrocar Roma S.r.l. (4)	Modena	10	70.00%	70.00%
Hydrocar Chile S.A. (4)	Santiago (Chile)	37	60.00%	60.00%

(1) controlled by IP Cleaning S.p.A.
(2) controlled by Soteco S.p.A.
(3) controlled by P.Z.B. S.p.A.
(4) controlled by Interpump Hydraulics S.p.A.
(5) controlled by Euromop S.p.A.
(6) controlled by Hydrocar S.r.l.
The other companies are controlled directly by Interpump Group S.p.A
* = not consolidated in the first half of 2003

The share capital of foreign companies outside the euro area was converted into euro at the historic exchange rate in force in the year of acquisition.

From 1 January 2004 IP Cleaning España S.L. was consolidated for the first time in consideration of the larger dimensions this company has reached. In consideration also of the fact that it is a trading company that purchases almost the entirety of its goods from Group companies, the change in the consolidation basis is not

held to be of significance and therefore no account is taken in the comments on the individual items of the financial statements.

REFIN S.r.l. was originally IP Cleaning Holding S.r.l., the company having changed its name on 8 September 2004.

Reconciliation between the Parent Company's and the Group's net profit and shareholders' equity

The connection between the net profit and shareholders' equity is as follows (amounts given in €/000):

	Shareholders' equity at 30/06/2004	Net profit at 30/06/2004	Shareholders' equity at 30/06/2003	Net profit at 30/06/2003	Shareholders' equity at 31/12/2003	Net profit at 30/06/2003
Parent Company's financial statements	181,113	68,573	137,297	12,332	121,403	9,536
Difference between the book value of consolidated investments and their valuation according to the net equity method	44,565	(3,182)	39,140	(5,251)	46,633	4,570
Elimination of the revaluation of equity investments due to the tax neutralisation of the financial statements of the Parent Company	(30,304)	(30,304)	-	-	-	-
Elimination of capital gains on the sale of investments in 1999 to IP Cleaning S.p.A.	(10,684)	1,162	(13,009)	1,162	(11,846)	2,325
Prepayment of related substitute tax	5,358	(595)	6,548	(595)	5,953	(1,190)
Elimination of the capital gain resulting from the conferment of the Teknova line of business	(3,376)	184	-	-	(3,560)	(3,560)
Relative fiscal effect	1,256	(69)	-	-	1,325	1,325
Elimination of the capital gain resulting from the conferment of investments to IP Cleaning in 2004	(6,150)	(6,150)	-	-	-	-
Elimination of the capital gain resulting from the sale of Soteco S.p.A. to IP Cleaning S.p.A. in 2004	(17,327)	(17,327)	-	-	-	-
Greater book value of a building belonging to the Parent Company	320	(6)	332	(6)	326	(12)
Adjustment of the valuation of investments in associated companies of the Parent Company according to the equity method	-	(7)	20	(107)	7	(120)
Elimination of Parent Company plant revaluation	(1,429)	576	(2,705)	730	(2,005)	1,430
Elimination of Parent Company intra-group income	(889)	(115)	(854)	(21)	(774)	59
Elimination of the revaluation of plant on the accelerated depreciation reserve	77	(24)	-	-	101	(110)
Elimination of items of a fiscal nature appearing in the Parent Company financial statements	-	-	2,074	(127)	-	-
Total consolidation adjustments	(18,583)	(55,857)	31,546	(4,215)	36,160	4,717
Group shareholders' equity and profit	162,530	12,716	168,843	8,117	157,563	14,253

In 2004 the Parent company purged its financial statements of tax interference constituted by write-downs of investments executed purely for fiscal reasons. This led to the entry of extraordinary proceeds of 30,304 €/000 of which 13,777 €/000 relative to the investments subject to conferment or sale to IP Cleaning S.p.A. in 2004.

Accounting principles and valuation criteria

The accounting principles and the valuation criteria used in preparing the consolidated financial statements for the period closed on 30 June 2004 are those indicated by current legislation, interpreted and integrated by the accounting principles stated by the "Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri" (National Councils of Certified Public Accountants) and, when not sufficient, by those established by the International Accounting Standards Board (I.A.S.B.). In order to provide complete and detailed information, we have also illustrated the:

- cash flow statement;
- reclassified consolidated income statement;
- reclassified consolidated balance sheet;

The accounting principles adopted, the most important of which are illustrated here below, are identical to those utilised for the consolidated financial statements as at 31 December 2003 and the interim financial statements at 30 June 2003, presented here for the sake of comparison, except for the matters illustrated concerning the application of rules introduced by the revised company law.

Intangible assets

These are recorded at cost and are shown net of accumulated amortisation, calculated on a straight-line basis and with reference to their estimated remaining useful life.

In particular, the amortisation rates applied were the following:

- The goodwill arising upon the acquisition of the Interpump Group by Interpump Group S.p.A. represents the greater value that was paid when the Interpump Group was acquired after considering the current value of the assets and liabilities that were subject to acquisition, basically in line with their book value in the companies' financial statements, and justified with the income-generating capacity, growth potential and competitive position of the Interpump Group.
  The goodwill arising upon the acquisition of additional shares in the consolidated companies is a result of the acquisition of the Interpump Group and is therefore treated with the same method as the acquisition of the Group. Goodwill ensuing from the acquisition of the Interpump Group is amortised over 20 years, a period deemed to adequately reflect its economic usefulness on the basis of market observation and of expectations concerning corporate longevity and development, which still hold, that led this greater value to be acknowledged when the Interpump Group, active in a sector in which no rapid or sudden changes in technology or production are foreseen, was acquired; this consideration leads us to assume that the Interpump Group will be able to maintain for a long time the competitive positions it has attained. The amortisation period applied, in line with considerations made and valuations carried out at the time the Interpump Group was acquired, complies with the period indicated in the Accounting Principles established by the National Councils of Certified Public Accountants and by the International Accounting Standards and is supported by an independent expert's opinion.
  Since the businesses are active in the same sector and complementary, the goodwill arising upon the acquisition of the other companies has been treated in line with the goodwill of the Interpump Group (amortised in twenty years), except for:

  - the goodwill arising at the time of the acquisition of the Floor company complex, recorded in the statutory financial statements of IP Cleaning S.p.A., which is amortised in ten years, a period considered to represent its future usefulness;
  - the goodwill arising at the time of the acquisition of Hydroven S.r.l., which is amortised in ten years, a period considered to represent its future usefulness;
  - the goodwill arising at the time of the acquisition of assets and liabilities of Vetrix, recorded in the statutory financial statements of Euromop S.p.A., which is amortised in ten years, a period considered to represent its future usefulness.

- ➢ the goodwill arising at the time of acquisition of the Gansow company complex and entered into the statutory financial statements of IP Gansow GmbH., which is amortised in fifteen years, a period considered to represent its future usefulness.

- □ Research and development costs referring to the major innovative process begun with the establishment of the Research Centre (Interpump Engineering S.r.l.) are capitalised and amortised in the estimated period of useful life (generally 5 years) of the products to which they refer. In contrast, research and development costs relating to product customisation and the routine work of the engineering departments are ascribed to the income statement when they occur.

- □ All other intangible fixed assets are amortised over a 5-year period, with the exception of patents, which are amortised over 3 years, and leasehold improvements assets, which are amortised on the basis of the length of the contracts of lease.

If at any time during the amortisation period such capitalised costs are no longer deemed to retain any future utility, they are posted to the income statement.

Tangible fixed assets

These are recorded at their cost of acquisition or production and are increased by revaluations carried out in compliance with the various monetary revaluation laws or stemming from the allocation of consolidation differences. They are shown net of accumulated depreciation which is systematically calculated on a straight-line basis according to the following rates (on an annual basis), taking into account the different lengths of the periods compared:

- Real estate	3% - 4%
- Plant and machinery	10% - 25%
- Industrial equipment	15% - 30%
- Other assets	12% - 30%

Said rates are the ordinary ones established by fiscal regulations and are deemed adequate to reflect the remaining useful life of the assets they relate to. For assets purchased during the financial period, rates were reduced by 50%, in proportion to the period of competence since these assets were used in the production process, on average, only for half the period.

Assets with a unit value of less than 516 euro were completely depreciated in the year in which they were purchased, in consideration of their limited relevance.

No monetary or economic revaluations, other than those mentioned above, were carried out, nor were there any departures from the contents of art. 2423 and art. 2423 bis of the Italian Civil Code.

Goods purchased with financial leasing contracts were recorded, when relevant and in compliance with what is established by the International Accounting Standards, according to the financial method by which the original value of the asset is capitalised and offset by the relative principal amount, while depreciation calculated on the basis of the estimated future useful life of the asset is entered into the income statement. With regard to leasing instalments for the period, the principal is subtracted from liability while interest on leasing instalments is charged to the income statement. The fiscal effects of the procedure are recorded in the deferred taxation provision.

Tangible fixed assets under construction are valued at cost and are depreciated starting from the financial year in which they become operational.

Maintenance and repair costs are charged to the income statement relating to the period in which they were incurred, or capitalised if they increase the value or the useful life of assets.

If, at the end of the period, the value determined by the above method is permanently higher than the economic value of the asset, its value is adjusted by means of a specific write-down. When the conditions for said write-down cease to exist, the original value is fully or partially restored.

Investments

Investments in non-consolidated subsidiary companies and in associated companies are valued according to the net equity method.

Investments in other companies are valued according to the cost of acquisition or subscription. Should permanent losses in value arise at the end of the period in comparison to the value determined according to the above method, the investments will be written down. If, at a later date, the reasons for such write-downs cease to exist, the original value will be fully or partially restored.

Dividends are recorded at the time they are deliberated by the Shareholders' Meeting.

Treasury stock

The treasury stock assigned to the beneficiaries of the stock option plan are classified under assets forming part of working capital, and are valued at the lower amount between cost and market, as represented by the exercise price of the shares. The other treasury stock is classified under financial fixed assets because no sale is planned in the short term and the relative shares are valued at cost, adjusted, if necessary, in the event of permanent loss of value.

As required by current legislation a related reserve for an equal amount was set up within consolidated shareholders' equity.

Inventories

Inventories are valued at the lower of purchase or production cost and their correspondent market value.
The average cost method, inclusive of accessory charges and weighted with the value of opening inventory balances, was applied in determining the cost of raw materials.

In the case of goods produced internally, the cost of production includes the cost of raw materials, external work carried out, utilities, directly related labour costs as well as general production and industrial costs in an amount reasonably attributable to such products. Financial charges and general overhead expenses are excluded. Moreover, in the case of semi-finished products and work in progress, production cost is determined on the basis of the work process stage they have reached.

For raw materials and work in progress, market value reflects the presumed net realisable value of the correspondent finished products, less the cost of their completion. For finished products it is equal to the presumed net realisable value.

If the inventory contains obsolete or slow turnover materials, if they are significant in value they are written down in relation to their level of utilisation or presumed realisable value. Should the reasons for such write-downs cease to exist, their original value would be fully or partially restored.

Receivables

Accounts receivable are recorded at their presumed realisable value, by means of a specific bad debt provision, which includes the amounts that are deducted directly from said amounts receivable.

The specific portion of the bad debt provision is determined, on the basis of an analysis of the individual accounts receivable that are in doubt; whereas the generic portion is determined on the basis of the historical incidence of losses on receivables. The generic portion is determined to provide for possible losses on accounts receivable recorded in the statements that have not yet occurred, but that might occur in the future.

Accruals and deferrals

These are calculated according to the principles of accrual accounting by which costs and revenues must be recorded with reference to the period to which they relate.

Foreign exchange transactions

Foreign exchange transactions are entered into the accounts on the basis of the exchange rates effective on the date the related transactions were carried out. Receivables and payables are evaluated at the exchange rate effective at the end of the period, with the relative difference in exchange rate attributed to financial charges and income.

During the course of 2003 the Group adopted a procedure for hedging against currency conversion and exchange rate risks. The procedure, which was approved by the Board of Directors Meeting on 12 November 2003, details the transactions to be hedged and the instruments to be used to provide such coverage. In particular, the procedure involves the hedging of sales in dollars in the US at the time of receipt of the relative order or when the order is a matter of reasonable certainty. In addition, the procedure involves the coverage of sales of our US subsidiary on the US market, which refer to purchases made in euro, for a period of between four and eight months of the associated cash flows. Derivative financial instruments used to hedge commercial transactions in foreign currency, are valued at cost. When it is impossible, due to objective difficulties, to correlate derivative financial instruments with the underlying commercial transactions, the financial instruments in question are valued at market cost in implementation of the mark-to-market method. Profits or losses deriving from such valuations are ascribed to the financial items of the income statement.

Interest rate hedging operations

Hedging contracts taken out to protect against loan interest rate risks are valued at cost. Any greater or lesser interest payable with respect to the amounts specified on the original loan contract are calculated in accordance with the accrual accounting principle. Options included in derivative financial instruments that cannot be classified strictly under the heading of hedging, taken out before the procedure of risk hedging illustrated in the previous paragraph, even though they form part of a structured instrument used to hedge against exchange rate risks, are entered at market value.

Provisions for risks and charges

Provisions for risks and charges collect sure or estimated allocations, determined on the basis of reasonable estimates of situations that might generate contingent liabilities.

In particular, this item includes the provision for client agents indemnities, established to provide for indemnities due when contractual relationships with agents are terminated, the foreign exchange risk provision, the provision for other risks and charges and the deferred taxation provisions.

The provision for other risks and charges includes sums allocated in respect of potential liabilities, better described in the comments relating to that item.

Staff severance indemnities

Staff severance indemnities reflect liabilities towards all employees for severance indemnities accrued in accordance with current legislation and national collective labour contracts.

Payables

These are recorded at their nominal value, which is deemed to adequately reflect their redemption value.

Capital grants

Capital grants towards tangible fixed assets are included under the accrued expenses and deferred income item at the time it becomes certain they will be assigned; said contributions are credited to the income statement gradually over the useful life of the asset by subtracting them from depreciation; if the grant refers to an asset for which the depreciation process has already begun, then the past portion, to be offset against allocations in respect of depreciation already carried out, is included among extraordinary income items for the period.

Taxes

Taxes for the period are determined on the basis of a realistic forecast of taxes to be paid, pursuant to current fiscal legislation, and are shown under the item "Taxation provision", given that, at an interim date, the relative charge is necessarily merely presumed. Prepayments and withholding taxes paid are classified among receivables from others under assets forming part of working capital. No allocations were made in respect of taxes payable in the event of reserves suspended from taxation, as shown in the financial statements of individual Group companies, being distributed, since their distribution is not foreseen.

Deferred taxes receivable and payable are a result of temporary differences between the values entered in the financial statements of the consolidated companies and the corresponding fiscal values, besides consolidation adjustments, and are calculated on the basis of the rates assumed to be applicable to the period in which the differences arose, according to the so-called "liability method".

Deferred tax assets, mostly relating to funds recorded in the financial statements with allocations for which conditions for fiscal deductibility have not yet matured, are recorded under current assets once their reasonable recovery has been determined.

Costs and revenues

These are recorded in the statements on the basis of the principles of prudence and accrual accounting. Revenues and proceeds, costs and charges are recorded net of returned goods, commercial discounts, rebates and bonuses, as well as net of taxes that are directly linked to the sale of products and services offered.

Information regarding balance sheet and income statement items

BALANCE SHEET

Intangible assets

The composition and changes relative to intangible assets are shown in attachment B.

Start-up and capital costs are made up mainly by costs sustained for the IP Cleaning merger, already described above, and for share capital increases of the consolidated companies.

Research and development costs are almost entirely referred to the costs borne by the Research Centre in connection with major new product launches. With reference to products placed on the market in 2004, described in the Directors' Report, amortisation of the relative costs is executed over a period of five years, as for products launched in previous years.

Industrial patent royalties are composed of costs for the purchase of patents connected with the production process and the allocation of the consolidation difference relative to Interpump Engineering for 19 €/000 net of amortisation.

Costs incurred for concessions, trade marks, licenses and similar rights mainly comprise costs for the purchase of software licenses.

The other intangible asset items include the costs for improvements to third-party assets of an American subsidiary for €/000 950.

Goodwill represents the difference between the book value of investments and the portion of shareholders' equity determined with reference to the situation as at the date the investments were acquired and the goodwill of the acquired company divisions. This parameter registered the following changes (amounts expressed in €/000):

Company:	Balance as at 31/12/2003	Increases first half year 2004	Amortisation first half year 2004	Balance as at 30/06/2004
Interpump Group S.p.A.	32,525	-	(1,309)	31,216
IP Cleaning S.p.A.	23,910	-	(1,020)	22,890
Soteco S.p.A.	21,712	-	(765)	20,947
Interpump Hydraulics S.p.A.	17,778	-	(518)	17,260
Euromop S.p.A.	9,612	-	(316)	9,296
General Technology S.r.l.	6,807	-	(243)	6,564
Muncie Power Products Inc.	6,547	-	(207)	6,340
General Pump Companies Inc.	6,053	-	(197)	5,856
Unielectric S.p.A.	4,811	-	(194)	4,617
Pulex S.r.l.	3,664	977	(117)	4,524
S.I.T. S.p.A.	866	111	(36)	941
IP Gansow GmbH	914	-	(35)	879
Hydroven S.r.l.	770	-	(57)	713
Ready System S.r.l.	754	-	(24)	730
Interclean Assistance S.A.	206	-	(6)	200
Total	*136,929*	*1,088*	*(5,044)*	*132,973*

The increases for the first half of 2004 refer to the purchase of minority shareholdings in subsidiaries, all of which on the basis of prior contractual agreements.

Tangible fixed assets

The changes in this item are shown in Attachment C.

Capital expenditure for the financial year is detailed in the chapter entitled "Comments on the Group's performance in the first half of 2004".

Monetary revaluation was effected on the tangible fixed assets solely pursuant to the "laws on revaluation" and allocations for merger deficits and consolidation differences.

Specifically, most of the consolidation difference created in 1997 by the acquisition of the PZB Group, allocated to buildings for €/000 6,928 on the basis of an independent survey that anyhow gives a higher value for the buildings than as recorded in the consolidated financial statements, was ascribed to the item buildings. This amount was subsequently amortised for €/000 1,403.

The effect of financial leasing contracts, accounted for according to the so-called financial method, on the item tangible fixed assets can be summarised as follows (amounts given in €/000):

	30/06/2004	30/06/2003	31/12/2003
Land and industrial buildings	35,718	27,537	23,894
Plant and machinery	1,152	1,107	890
Assets under construction	-	8,818	11,086
Total	*36,870*	*37,462*	*35,870*

Mortgages and liens burdening tangible fixed assets are indicated under the item "amounts payable to banks".

Financial fixed assets

Financial fixed assets can be broken down as follows (amounts given in €/000):

	30/06/2004	30/06/2003	31/12/2003
Investments	2,894	7,070	7,426
Receivables	2,790	3,660	3,666
Treasury stock	27,957	33,253	29,733
Total financial fixed assets	*33,641*	*43,983*	*40,825*

Investments are made up as follows:

	30/06/2004	% stake	30/06/2003	% stake	31/12/2003	% stake
Investments in non-consolidated subsidiaries:						
Portotecnica S.A. (1)	673	100%	499	100%	700	100%
IP Cleaning España S.L. (2)	*	*	-	51%	-	75%
Soteco Benelux BVBA S.p.r.l. (2)	203	100%	148	100%	142	100%
Euromop Brasil Holding Ltda (4)	-	100%	-	100%	-	100%
Gansow France S.a.r.l. (6)	31	100%	8	100%	8	100%
General Pump China Inc. (7)	-	100%	12	100%	-	100%
IP Industria e Comercio Ltda (2)	-	100%	-	100%	-	100%
Syscam Gestion Integrada S.A.(8)	15	60%	-	-	-	-
Western Floor Private Ltd (1)	126	51%	126	51%	126	51%
Total investments in non-consolidated subsidiaries	*1,048*		*793*		*976*	

	30/06/2004	% stake	30/06/2003	% stake	31/12/2003	% stake
Investments in associated companies:						
Transfer Oil S.p.A.	-	-	4,829	49%	4,816	49%
P.Z.B. Australia Pty Ltd (5)	1,353	50%	954	50%	1,140	50%
Total investments in associates	*1,353*		*5,783*		*5,956*	
Investments in other companies:						
Metalprint S.r.l. (3)	483	19%	483	19%	483	19%
Other minor investments	10		11	n.s.	11	n.s.
Total investments in other companies	*493*		*494*		*494*	
Total investments	*2,894*		*7,070*		*7,426*	

* = fully consolidated at 30/06/2004
(1) = controlled by IP Cleaning S.p.A.
(2) = controlled by Soteco S.p.A.
(3) = controlled/owned by Interpump Group S.p.A.
(4) = controlled by Euromop S.p.A.
(5) = owned by PZB S.p.A.
(6) = controlled by IP Gansow GmbH
(7) = controlled by General Pump Inc.
(8) = controlled by Hydrocar Chile S.A:

The investments in the subsidiaries were not fully consolidated and were valued according to the equity method in consideration of their limited significance.

Changes in the investments in non-consolidated subsidiaries and in the associates are as follows (amounts given in €/000):

	Balance as at 31/12/2003	Change to consolidation basis	Exchange rate difference	Profit (loss)	Balance as at 30/06/2004
Investments in subsidiaries:					
Portotecnica S.A.	700	-	-	(27)	673
Soteco Benelux BVBA	142	-	-	61	203
Western Floor Private Ltd	126	-	-	-	126
Euromop Brasil Holding Ltda	-	-	-	-	-
Gansow France	8	-	-	23	31
General Pump China Inc.	-	-	-	-	-
Syscam Gestion Integrada S.A.	-	16	(1)	-	15
IP Industria e Comercio Ltda	-	-	-	-	-
Total investments in subsidiaries	*976*	*16*	*(1)*	*57*	*1,048*
Investments in associates:					
Transfer Oil S.p.A.	4,816	(4,816)	-	-	-
PZB Australia Pty Ltd	1,140	-	(74)	287	1,353
Total investments in associates	*5,956*	*(4,816)*	*(74)*	*287*	*1,353*

Changes in the investment risk provision (included under other provisions and risks) were as follows (amounts in €/000):

	Balance as at 31/12/2003	Change in the consolidation basis	Exchange rate difference	Increases	Balance as at 30/06/2004
Investments in subsidiaries:					
IP Cleaning España S.L.	452	(452)	-	-	-
Euromop Brasil Holding Ltda	2	-	-	1	3
General Pump China Inc.	29	-	1	15	45
IP Industria e Comercio Ltda	56	-	(3)	36	89
Total investments in subsidiaries	*539*	*(452)*	*(2)*	*52*	*137*

Other relevant information regarding shareholdings in non-consolidated subsidiaries and associates is the following:

	Reg. Offices	Share Capital
Subsidiaries:		
Portotecnica S.A.	Barcelona (Spain)	60.200 €
Soteco Benelux BVBA	Burcht (Belgium)	20.000 €
Western Floor Private Ltd	New Delhi (India)	10.000,000 Rupees
Euromop do Brasil Holding Ltda	São Paulo (Brazil)	12.500 Real
Gansow France S.a.r.l.	Epone (France)	€ 8.000
General Pump China Inc.	LianXing Village (China)	100.000 USD
IP Industria e Commercio Ltda	Curitiba (Brazil)	115.000 Real
Syscam Gestion Integrada S.A.	Santiago (Chile)	20.000 Pesos
Associates:		
P.Z.B. Australia Pty Ltd	Newcastle (Australia)	500,000 $ Australian

The changes in other financial receivables since 31 December 2003 were the following (amounts given in €/000):

	Balance as at 30/06/2003	Change to consolidation basis	Changes arising from exchange difference	Increases	Decreases	Balance as at 30/06/2004
Staff severance indemnity tax prepayment	179	-	-	-	(65)	114
Employee life insurance policy (U.S. subsidiaries)	1,684	-	67	93	-	1,844
Loan to IP Cleaning España S.l.	1,000	(1,000)	-	-	-	-
Loan to IP Cleaning Industria e Comercio Ltda	250	-	-	-	-	250
Loan to GP China Inc.	52	-	-	-	-	52
Loan to Euromop Brasile Ltda	6	-	-	-	-	6
Loan to SCI Europa	225	-	-	-	(11)	214
Other	270	-	-	40	-	310
Total	*3,666*	*(1,000)*	*67*	*133*	*(76)*	*2,790*

Treasury stock (entered at 27,957 €/000 under financial fixed assets and at 5,296 €/000 under assets forming part of working capital) was purchased by the controlling company and corresponds to 9.7% of capital (8,106,240 shares). The average unit book value is € 4.10, which is lower than the market value. The Board of Directors meeting of last 21 July resolved to propose to the Shareholders' Meeting the cancellation of

4,106,240 treasury shares, while the remaining 4,000,000 are available for the stock option plan, which envisages their allocation at a value no lower than the higher amount between book value and current market value.

Inventories

Stock on hand at 30 June 2004 increased by 9,676 €/000 compared to 31/12/2003, of which 873 €/000 due to exchange differences, 1,527 €/000 due to the consolidation of IP Cleaning España and the remainder due to an effective increase in the value of the stock, which is anyway lower than the increase in sales in percentage terms.

Inventories are shown net of the provision for inventory write-downs and underwent the following changes (amounts given in €/000):

Provision as at 31 December 2003	4,782
Changes arising from exchange difference	20
Utilisation	(159)
Allocations for the first half 2004	1,230
Provision as at 30 June 2004	*5,873*

Trade receivables

The balance is composed as follows (amounts given in €/000):

	30/06/2004	30/06/2003	31/12/2003
Trade receivables	115,201	111,102	84,364
Bad debt provision	(3,070)	(3,355)	(2,967)
Total	*112,131*	*107,747*	*81,397*

Trade receivables at 30 June 2004 increased by 4,384 €/000 compared to 30 June 2003 due to the increase in sales, exchange differences of 422 €/000, and the consolidation of IP Cleaning España for 1,603 €/000. This change is substantially lower than the increase in sales in percentage terms.

No trade receivables or amounts receivable from others are due beyond 5 years.

The changes in the bad debt provision were as follows (amounts given in €/000):

Provision as at 31 December 2003	2,967
Changes arising from exchange difference	5
Change to consolidation basis	15
Utilisation	(392)
Allocation for the first half 2004	475
Provision as at 30 June 2004	*3,070*

Deferred tax assets

Deferred tax assets can be divided as follows on the basis of the balance sheet item that generated them (amounts expressed in €/000):

	30/06/2004	30/06/2003	31/12/2003
Intangible assets	147	-	-
Tangible fixed assets	2,626	2,335	3,321
Investments	1,494	195	1,714
Inventories	4,642	1,680	1,484
Trade receivables	414	525	359
Provisions for risks and charges	873	210	421
Amounts payable to others	328	309	351
Tax losses to be carry forward	1,080	343	1,080
Other	202	25	83
Total	*11,806*	*5,622*	*8,813*
Deferred tax assts not recorded on losses to be carry forward	322	69	207

Accrued income and prepayments

Accrued income and prepayments include the €/000 5,358 substitute tax on the extraordinary gain arising from the sale of the Parent Company's investments in Officine Meccaniche Faip S.r.l., Portotecnica S.p.A. and Sirio S.r.l. to Interpump Cleaning S.p.A. net of the portions charged to the income statement. As described in the consolidation principles, the prepayment will be charged to the income statement by means of constant amounts over 10 years in line with the fiscal benefit given by the deductibility of the amortisation of the deficit arising from the merger by incorporation of the three above-mentioned shareholdings in Interpump Cleaning S.p.A.. Of this amount €/000 4,168 will be paid after more than one year (within five years).

Receivables and payables by geographical area

Receivables and payables by geographical area, in accordance with the residence of the creditor/debtor at 30/6/2004 are made up as follows (amounts given in €/000):

	Italy	Rest of Europe	North America	Pacific Area	Rest of the World	Total
Trade receivables gross of the bad debt provision	41,330	31,805	29,496	3,738	8,832	115,201
Bad debt provision	(1,924)	(524)	(363)	(118)	(141)	(3,070)
Receivables from subsidiaries and associates	-	170	-	778	497	1,445
Amounts receivable from others	18,233	1,696	3,313	-	34	23,276
Total receivables	*57,639*	*33,147*	*32,446*	*4,398*	*9,222*	*136,852*
Amounts payable to banks	189,330	6,624	14,783	-	2	210,739
Of which backed by collateral security	*516*	-	-	-	-	*516*
Amounts payable to other financial institutions	28,508	-	-	-	-	28,508
Of which due after 5 years	*10,177*	-	-	-	-	*10,177*
Amounts payable to suppliers	102,840	5,864	6,703	145	355	115,907
Amounts payable to subsidiaries and associates	-	1	-	7	3	11
Other payables	15,750	2,865	2,042	70	630	21,357
Total payables	*336,428*	*15,354*	*23,528*	*222*	*990*	*376,522*

Amounts receivable from others include all tax receivables and the receivables from others in assets forming part of working capital, plus the entirety of financial receivables from others under fixed assets.

Other amounts payable include advances, tax payables, payables to social security institutes and amounts payable to others.

Shareholders' equity

The changes in shareholders' equity are the following (amounts given in €/000):

	Share capital	Legal reserve	Share-premium reserve	Reserve for treasury stock held in portfolio	Reserve for translation difference	Other reserves and profits brought forward	Profit for the period	Total
Balances as at 31/12/2002	*43,078*	*8,747*	*29,846*	*29,967*	*(1,520)*	*39,523*	*21,085*	*170,726*
Increase in capital underwritten on 28/02/2003 for stock options	122	-	-	-	-	-	-	122
Distribution of the ordinary dividend	-	-	-	-	-	-	(8,304)	(8,304)
Allocation of remaining profits	-	-	-	-	-	12,781	(12,781)	-
Increase in capital underwritten on 31/05/2003 for stock options	247	-	-	-	-	-	-	247
Distribution of the special dividend	-	-	(15,089)	-	-	-	-	(15,089)
Exchange differences on the translation of non-euro area companies' financial statements	-	-	-	-	(4,392)	-	-	(4,392)
Increase of reserve for treasury stock held	-	-	-	3,286	-	(3,286)	-	-
Profit for the period	-	-	-	-	-	-	14,253	14,253
Balances as at 31/12/2003	*43,447*	*8,747*	*14,757*	*33,253*	*(5,912)*	*49,018*	*14,253*	*157,563*
Increase in subscribed capital on 28/02/2004 for stock options	*247*	-	-	-	-	-	-	*247*
Distribution of the dividend	-	-	-	-	-	*(210)*	*(8,900)*	*(9,110)*
Allocation of remaining profits	-	-	-	-	-	*5,353*	*(5,353)*	-
Exchange differences on the translation of non-euro area companies' financial statements	-	-	-	-	*1,114*	-	-	*1,114*
Profit for the period	-	-	-	-	-	-	*12,716*	*12,716*
Balances at 30/06/2004	*43,694*	*8,747*	*14,757*	*33,253*	*(4,798)*	*54,161*	*12,716*	*162,530*

The components of shareholders' equity are classifiable as follows in relation to their usefulness:

(amounts in €/000)	Amount	Possibility of use	Portion available	Taxes payable in the case of distribution	Summary of utilisations in the previous three years: for coverage losses	Summary of utilisations in the previous three years: for other reasons
Share Capital	43,694	B	-	-		
Capital reserves:						
From Parent Company's financial statements:						
Share-premium reserve	14,757	A,B,C	14,757	-	-	15,089
Reserve for treasury stock held	961	-	-	-		
Revaluation reserves	8,308	A,B,C	8,308	1,436		
Total from Parent Company's financial statements	24,026					
Consolidation entries	(8,193)					
Total from consolidated financial statements	15,833					
Profit reserves:						
From Parent Company's financial statements:						
Legal reserve	8,747	B	-	-		
Reserve for treasury stock held	32,292	-	-	-		
Accelerated depreciation reserve	3,379	B,C	3,379	1,259		
Extraordinary reserve	402	A,B,C	402	-	-	1,471
Profit for the period	68,573	A,B,C	68,573	-	-	24,817
Total from Parent Company's financial statements	113,393					
Consolidation entries	(10,390)					
Total from consolidated financial statements	103,003					
Non-distributable portion*			(30,891)			
Remaining distributable portion			64,528			

A: for capital increase B: for coverage of losses C: for distribution to shareholders

*= represents the non-distributable portion destined to cover deferred costs that have not yet been amortised and the portion relative to unrealised intra-group capital gains.

Utilisations refer to dividends and reductions of reserves for other causes and do not include transfers between reserves. Specifically, with reference to the changes that have occurred in the previous three years, it is stressed that the use of the share premium reserve refers to the distribution of special dividends, the use of the extraordinary reserve for the distribution of the ordinary dividend for 238 €/000 and the allocation to the deferred taxes liabilities on the initial balance of the accelerated depreciation provision; finally, the use of the results for the period is relative to the distribution of the ordinary dividends.

Provisions for risks and charges

Provisions for risks and charges underwent the following changes (amounts given in €/000):

	Balance as at 31/12/2003	Changes arising from exchange difference	Change in consolidation basis	Reclassifications	Allocations for 1st half 2004	Utilisations of 1st half 2004	Balance as at 30/06/2004
Retirement benefits	208	-	-	1	10	-	219
Provision for agency indemnities	560	-	-	-	62	(25)	597
Deferred taxes	5,500	37	(235)	2,743	539	(915)	7,669
Product warranty provision	631	2	-	-	230	(53)	810
Provision for returns	-	-	-	-	838	-	838
Provision for industrial restructuring	36	-	-	-	233	(30)	239
Provision for current taxation	-	-	-	-	15,151	-	15,151
Provision for other potential liabilities	1,583	7	-	14	39	(678)	965
Group investment risk provision	539	-	(452)	-	50	-	137
Total provisions	*9,057*	*46*	*(687)*	*2,758*	*17,152*	*(1,701)*	*26,625*

Retirement benefits refer to the indemnity at the end of the mandate of directors of subsidiaries, allocated prior to acquisition by the Group.

The deferred taxes provision, classified under provisions for risks and charges, mainly includes the allocations for deferred tax liabilities determined to take account of the tax effects of the consolidation adjustments mainly concerning the elimination of intra-group profits, accounting for financial leasing contracts according to the so-called financial method, and the fiscal effects of the treatment of accelerated depreciation in the income statement. The provision can be divided as follows on the basis of the balance sheet item that generated the deferred taxes in question (amounts in €/000):

	30/06/2004	30/06/2003	31/12/2003
Tangible fixed assets	7,304	6,905	7,670
Intangible assets	62	(82)	(23)
Accrued income	211	120	123
Inventories	75	(2,218)	(2,005)
Receivables for dividends resolved and not collected	-	8,404	-
Retirement benefits provision	-	(130)	(142)
Other	17	7	(123)
Total deferred taxes provision	*7,669*	*13,006*	*5,500*
Provision for current taxation for the six months	*15,151*	*12,862*	-
Total provisions for risks and charges for taxes	*22,820*	*25,868*	*5,500*

The returns provision refers to an estimate of the costs for returns from the Cleaning Sector consumer segment. This provision became necessary further to a change in contractual conditions in force with a top

customer, which led to a higher level of costs charged to the income statement during the period; the second half should therefore be accompanied by reduced costs although the precise value is impossible to predict with any degree of accuracy.

The industrial restructuring provision refers to the costs of closing the Ex IP Floor Padova plant.

The provision for taxes for the period contains the tax allocation for the first half, classified here in accordance with accounting principle no. 30 issued by the Italian National Councils of Certified Public Accountants.

The Group investment risk provision refers to the companies listed in the comment to the investments item.

The provision for other potential liabilities refers to various situations of litigation or potential liabilities or undertakings estimated to be in act in the Group's companies.

Staff severance indemnities

The following changes affected this item (amounts given in €/000):

Balance as at 31 December 2003	15,739
Indemnity paid out during the six-month period	(1,151)
Portion accrued during the first half of 2004	1,684
Balance as at 30 June 2004	16,272

Average staff numbers were as follows:

	Average staff numbers employed		
	30/06/2004	30/06/2003	31/12/2003
Executives	58	63	59
White collar	609	718	718
Blue collar	1,694	1,639	1,521
Total average workforce	*2,361*	*2,420*	*2,298*

On an equal consolidation basis, and therefore without considering IP Cleaning España, the average number of employees for the first half of 2004 totalled 2,336. Therefore, again in equal consolidation terms, there has been a reduction of 84 employees compared to 30 June 2003.

Financial payables

Financial payables are listed analytically in the reclassified balance sheet with financial criteria.

Current account overdrafts and advances include €/000 3,312 of payables in US dollars and related to the payables of the two U.S. subsidiaries. In addition, medium/long-term loans include €/000 11,471 (of which €/000 905 classified in the current portion) relative to the financing in dollars of the US companies. Medium/long-term financing includes the following loans (amounts given in €/000):

Issuing bank	Original amount	Interest rate	Portion of the residual debt due within one year	Portion of the residual debt due beyond one year	Total residual debt
Pool of banks headed by Banco di Verona e Novara	60,000	Euribor+0.65	-	60,000	60,000
Pool of banks headed by Banco di Verona e Novara	41,316	Euribor+0.30	5,165	15,492	20,657
CREDEM	20,000	Euribor+0.50	14,000	6,000	20,000
Bipop-Carire	15,500	Euribor+0.50	6,834	8,666	15,500
Unicredit	10,000	Euribor+0.50	10,000	-	10,000
Financial leasing agreements		Market	3,208	25,239	28,447
Other loans		Market	10,119	39,047	49,166
Total			*49,326*	*154,444*	*203,770*

There are mortgages on the above loans for €/000 4,132. This item includes €/000 10,177 due after five years.

The loans are granted at variable rates for €/000 163,113, while the amount of €/000 40,657 is hedged by derivative financial instruments maturing within one year for €/000 5,165 and beyond one year for the remaining €/000 35,492, in correspondence with the due dates of the underlying financing.

Accrued expenses and deferred income

This item can be broken down as follows:

	30/06/2004	30/06/2003	31/12/2003
Accrued expenses for negative interest	1,012	1,190	1,424
Insurance policies	11	30	133
Capital grants	99	112	103
Other	747	484	523
Total	*1,869*	*1,816*	*2,183*

Memorandum accounts

The memorandum accounts are composed as follows (amounts given in €/000):

	30/06/2004	30/06/2003	31/12/2003
Security pledges	4,132	4,132	4,132
Guarantees obtained in respect of VAT reimbursements	9,971	15,428	12,748
Guarantees issued by third parties in favour of sellers of investments	258	258	258
Guarantees issued to third parties to back the sale of investments	-	1,214	-
Guarantees granted in favour of non-consolidated subsidiaries	-	-	1,750
Purchase commitments for raw materials	3,487	4,895	2,772
Commitments for forward currency sales and purchases	34,660	83,045	75,511

	30/06/2004	30/06/2003	31/12/2003
Commitments to purchase fixed assets	506	583	2,193
Other minor guarantees	2,747	3,303	3,961
Total	*55,761*	*112,858*	*103,325*

Collateral security pledged relates to a medium/long-term loan obtained, of which a total of €/000 516 is still outstanding.

The reduction of forward commitments for the sale and purchase of foreign currency is due to the fact that at 31/12/2003 and at 30/6/2003 the amounts of €/000 27,920 and €/000 41,930 were included respectively, relative to commitments for purchase and sale of the same amount that consequently cancelled each other out. Effective commitments were, therefore, respectively in the amount of €/000 47,578 and €/000 41,115. The Group hedging policy in relation to sales in US dollars is that of hedging the forecast and reasonably certain cash flows by means of financial instruments that provide full coverage against the risk of exchange rate fluctuations. Management of the exchange risk has been entirely handled by the Parent company since May 2003.

Commitments are composed of financial instruments utilised to hedge confirmed orders in US dollars.

We also draw your attention to the following commitments for the purchase of minority shares of investments already controlled, on the basis of the results achieved by the companies (for Pulex and Muncie) and on the basis of a predetermined price (for SIT):

Company	Percentage to acquire	Time frame
Pulex S.r.l.	14%	Approval of 2004 financial statements
Sit S.p.A.	2%	Approval of 2005 financial statements
Muncie Power Products Inc.	15.13%	Approval of 2005 financial statements

INCOME STATEMENT

Revenues from the sale of goods and services

These revenues are summarised as follows (amounts given in €/000):

By geographical area:

	30/06/2004	%	30/06/2003	%	31/12/2003	%
Italy	56,884	18	57,597	21	104,537	21
Rest of Europe	82,326	27	82,711	30	148,112	30
North America	141,120	46	109,917	40	192,488	38
Pacific Area	12,138	4	10,302	4	23,422	5
Rest of the World	17,304	5	15,974	5	30,813	6
Total	*309,772*	*100*	*276,501*	*100*	*499,372*	*100*

For information regarding the trend of sales and their breakdown by sector of business the reader is referred to the section describing the performance of the company.

Costs for provision of services

This item can be broken down as follows (amounts given in €/000):

	30/06/2004	30/06/2003	31/12/2003
Electricity, water, gas	1,824	1,779	3,316
Telephone	779	743	1,512
Outsourcing	28,516	22,945	42,105
Costs relating to listing on the stock market	236	215	361
Consulting services	2,542	1,626	3,397
Price lists and catalogues	416	199	319
Interim work	2,356	3,300	4,796
Miscellaneous services	2,252	1,957	4,512
Maintenance and repair work	2,052	1,865	3,829
Transport	4,322	3,635	7,175
Commissions	5,729	4,981	9,066
Travel expenses	1,366	1,216	2,257
Advertising, trade shows and exhibitions	3,147	2,998	4,592
Directors' remuneration	3,081	2,475	4,740
Board of auditors' remuneration	163	167	337
Insurance policies	1,916	1,795	3,429
Sundry industrial costs	2,025	645	2,136
Miscellaneous costs	2,818	2,697	4,940
Total costs for services	*65,540*	*55,238*	*102,819*

With respect to the first half of 2003 the increases in outsourcing, transport, and commissions, which mainly account for the increase in costs for services, are mainly driven by the substantial growth of the consumer segment. The increase in miscellaneous industrial costs is tied to the costs of external logistics, again related to the consumer segment, which were started in 2004.

Interest and other financial charges

This item can be broken down as follows (amounts given in €/000):

	30/06/2004	30/06/2003	31/12/2003
Interest expense on amounts payable to banks within one year	554	861	849
Interest expense on medium/long-term financing	3,112	3,242	7,660
Interest expense in respect of leasing	464	515	1,025
Cash discounts granted to clients	1,378	948	2,620
Fees and expenses for guarantees	100	184	118
Other	86	50	250
Total	*5,694*	*5,800*	*12,522*

Exchange rate gains/losses at 30/06/04 amount to €/000 75 and are made up of €/000 236 of exchange rate gains, of which €/000 179 realised, and €/000 161 of exchange rate losses of which €/000 85 realised.

Extraordinary income and charges

This item can be broken down as follows (amounts given in €/000):

	30/06/2004	30/06/2003	31/12/2003
Income			
Capital gains on disposals	184	290	290
Write-back of risks provisions due to surplus	415	-	407
Recovery of taxes for prior financial periods	12	96	249
Other	62	381	477
Total income	*673*	*767*	*1,423*
Expenses			
Leaving incentives	769	92	197
Taxes relating to previous years	100	475	193
Allocations for future rental expenses and other costs relative to buildings that are no longer used	168	-	268
Cost of tax remissions	160	-	180
Allocation for other potential liabilities	-	-	221
Other	338	375	546
Total charges	*1,535*	*942*	*1,605*

Taxes

The reconciliation of taxes calculated on the basis of the nominal rates in force in the different countries and the effective tax burden is a follows:

	30/06/2004	30/06/2003	31/12/2003
Corporate taxes			
Profit before taxes from the income statement	29,521	22,152	34,932
Theoretical taxes	9,789	7,570	12,043
Taxes on dividends	94	-	-
Lower taxes due to the write-down of investments	-	-	(1,598)
Lower taxes due to the liability of intra-group capital gains to substitute tax due to the transfer of the Teknova line of business to IP Cleaning S.p.A.	-	-	(798)
Higher taxes due to the fact that deferred tax assets have not been calculated on losses	115	69	207
Higher taxes due to amortisation of non-deductible goodwill	907	875	1,434
Higher taxes as a result of other non-deductible costs	281	633	719
Higher taxes due to the effect of the change in the tax rate	-	-	30
Lower taxes due to the surplus of tax credits matured on dividends with respect to the relative taxes	-	(551)	(559)
Total corporate taxes	*11,186*	*8,596*	*11,478*

	30/06/2004	30/06/2003	31/12/2003
Local income taxes			
Profit before taxes from the income statement	29,521	22,152	34,932
Theoretical taxes	1,325	841	1,086
Lower taxes due to the liability of intra-group capital gains to substitute tax due to the transfer of the Teknova line of business to IP Cleaning S.p.A.	-	-	(215)
Higher taxes for non-deductible payroll costs	1,476	1,464	2,735
Higher taxes due to non-deductible financial expenses	174	340	626
Higher taxes due to amortisation of non-deductible goodwill	123	101	208
Higher taxes for non-deductible directors' emoluments	123	106	196
Higher taxes as a result of other non-deductible costs	72	28	157
Total local income taxes	*3,293*	*2,880*	*4,793*
Reversal of the substitute tax prepayment	*595*	*595*	*1,190*
Total income taxes from the income statement	*15,074*	*12,071*	*17,461*

FINANCIAL STATEMENTS

The figures of the consolidated balance sheet and income statement, drawn up according to the format established by the Italian Civil Code, are shown in thousands of euro.

We also present the financial statements of the Parent Company. In accordance with the 2nd paragraph of art. 81 of the Issuers' Regulations in implementation of Italian Legislative Decree D.L. 24/2/1998 no. 58, the explanatory and supplementary notes relating to the Parent Company have not been drawn up as they are not considered particularly significant when added to the consolidated ones. However, the accounting principles and valuation criteria used in preparing these financial statements of the Parent Company do not differ from those used in drawing up the financial statements as at 30 June 2003 and 31 December 2003. We draw your attention to the fact that the financial statements have been purged of fiscal interference relative to the write-down of investments executed purely for tax reasons, which led to higher profits for the period in the amount of €/000 30,304 included under extraordinary income. The fiscal effect has not been considered on the write-downs of investments because the relative fiscal benefits obtained in previous years are considered to have been acquired permanently, since the company does not intend to dispose of the only investment that has been written down in the past two years. In addition, in application of the provisions of the new company law, the financial statements have been suitably adapted, resulting in several minor reclassifications in the items. Consequently, also the tables relative to the full twelve months of 2003 and the six-months to 30 June 2003, provided for the purposes of comparison, have been adapted. The corporate rationalisation plan was implemented on 22 April 2004; as illustrated previously, the plan involved the transfer and sale of several equity investments to IP Cleaning S.p.A.. This operation resulted in an intra-group capital gain of €/000 23,477 net of the above-mentioned tax driven entry, which was recorded under extraordinary income.

Milan, 14 September 2004

For the Board of Directors
Mr Giovanni Cavallini
Deputy Chairman and Chief Executive Officer

CONSOLIDATED BALANCE SHEETS

ASSETS

(amounts expressed in thousands of euro)	*30/06/2004*	*30/06/2003*	*31/12/2003*
Fixed assets			
Intangible assets			
Start-up and expansion costs	167	301	200
Costs of research, development and advertising	4,994	4,442	4,633
Industrial patents and intellectual property rights	268	216	229
Concessions, licenses, trade marks and similar rights	1,080	1,325	1,152
Goodwill	132,973	141,922	136,929
Assets under construction and advances	24	17	74
Others	2,128	2,315	2,216
Total	*141,634*	*150,538*	*145,433*
Tangible fixed assets			
Land and buildings	66,697	56,981	55,005
Plant and machinery	22,824	22,507	21,981
Industrial and commercial equipment	11,134	9,966	11,042
Other fixed assets	4,921	5,228	4,911
Assets under construction and advances	1,566	11,243	12,556
Total	*107,142*	*105,925*	*105,495*
Financial fixed assets			
Investments in:			
Subsidiaries	1,048	793	976
Associated companies	1,353	5,783	5,956
Other companies	493	494	494
Total investments	*2,894*	*7,070*	*7,426*
Receivables:			
Non-consolidated subsidiaries			
Due within one year	308	176	308
Due after one year	-	1,038	1,000
From others			
Due within one year	134	386	119
Due after one year	2,348	2,060	2,239
Total financial receivables	*2,790*	*3,660*	*3,666*
Treasury stock (for a total nominal value of € 3,543,914 in 2004)	27,957	33,253	29,733
Total financial fixed assets	*33,641*	*43,983*	*40,825*
Total fixed assets	*282,417*	*300,446*	*291,753*

CONSOLIDATED BALANCE SHEETS

(amounts expressed in thousands of euro)	*30/06/2004*	*30/06/2003*	*31/12/2003*
Assets forming part of working capital			
Inventories			
Raw materials and supplies	42,093	39,087	34,494
Work in progress and semi-finished products	20,602	20,393	24,697
Finished products and goods	47,461	39,564	39,917
Advances	66	24	1,438
Total	*110,222*	*99,068*	*100,546*
Receivables			
Trade receivables			
Due within one year	112,131	107,728	81,397
Due after one year	-	19	-
Non-consolidated subsidiaries			
Due within one year	411	1,801	1,773
Associated companies			
Due within one year	726	558	757
Tax receivables			
Due within one year	17,808	25,854	12,669
Due after one year	653	674	646
Deferred tax assets			
Due within one year	6,462	2,762	3,885
Due after one year	5,344	2,860	4,928
From others			
Due within one year	1,974	1,610	1,678
Due after one year	359	309	256
Total	*145,868*	*144,175*	*107,989*
Financial assets other than fixed assets			
Treasury Stock (for a nominal value of € 671,330 in 2004)	*5,296*	-	3,520
Other securities	-	-	500
Total financial assets other than fixed assets	*5,296*	-	*4,020*
Cash			
Bank and postal accounts	48,781	46,160	42,076
Cheques on hand	-	52	3
Cash	62	92	55
Total	*48,843*	*46,304*	*42,134*
Total assets forming part of working capital	*310,229*	*289,547*	*254,689*
Accruals and deferrals			
Due within one year	3,435	3,439	2,478
Due after one year	4,232	5,443	4,824
Total	*7,667*	*8,882*	*7,302*
Total assets	*600,313*	*598,875*	*553,744*

CONSOLIDATED BALANCE SHEETS

LIABILITIES

(amounts expressed in thousands of euro)	*30/06/2004*	*30/06/2003*	*31/12/2003*
Shareholders' equity			
Share Capital	43,694	43,447	43,447
Share-premium reserve	14,757	29,846	14,757
Legal reserve	8,747	8,747	8,747
Statutory reserves	642	594	588
Other reserves	25,746	17,360	22,003
Retained earnings (losses)	27,773	31,064	26,427
Reserve for treasury stock held	33,253	33,253	33,253
Reserve for translation differences	(4,798)	(3,585)	(5,912)
Profit (loss) for the period	12,716	8,117	14,253
Total shareholders' equity for the Group	*162,530*	*168,843*	*157,563*
Minority interests	14,764	13,420	13,016
Minority profits	1,731	1,964	3,218
Minority shareholders' equity	*16,495*	*15,384*	*16,234*
Total shareholders' equity	*179,025*	*184,227*	*173,797*
Provisions for risks and charges			
Retirement benefits and similar rights	816	732	768
For taxes including deferred taxes	22,820	25,868	5,499
Other	2,989	2,376	2,790
Total	26,625	28,976	9,057
Staff severance indemnities	*16,272*	*15,064*	*15,739*
Payables			
Amounts payable to banks			
Due within one year	81,589	112,447	85,560
Due after one year	129,150	109,421	132,616
Amounts payable to other financial institutions			
Due within one year	3,214	3,203	2,772
Due after one year	25,240	26,208	25,763
Amounts payable to shareholders			
Due after one year	54	108	108
Advances			
Due within one year	709	589	484
Amounts payable to suppliers			
Due within one year	115,907	94,636	84,840
Securities issued			
Due within one year	-	49	7
Payable to subsidiaries			
Due within one year	4	32	21
Payable to associates			
Due within one year	7	1,399	824
Taxes payable			
Due within one year	2,554	4,480	6,082

CONSOLIDATED BALANCE SHEETS

(amounts expressed in thousands of euro)	*30/06/2004*	*30/06/2003*	*31/12/2003*
Social security charges payable			
Due within one year	3,607	3,518	4,001
Other payables			
Due within one year	14,322	12,702	9,540
Due after one year	165	-	350
Total	*376,522*	*368,792*	*352,968*
Accruals and deferrals			
Other accruals and deferrals	1,869	1,816	2,183
Total	*1,869*	*1,816*	*2,183*
Total liabilities	*600,313*	*598,875*	*553,744*
Memorandum accounts			
Security pledges	4,132	4,132	4,132
Surety granted in favour of non-consolidated subsidiaries	-	-	1,750
Surety granted to others	10,229	16,900	13,006
Other memorandum accounts	41,400	91,826	84,437
Total memorandum accounts	*55,761*	*112,858*	*103,325*

CONSOLIDATED INCOME STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2004*	*30/06/2003*	*31/12/2003*
Sales and other revenues			
Revenues from the sale of goods and services	309,772	276,501	499,372
Changes in inventories of work in progress semi-finished and finished products	1,190	(5,355)	2,022
Increase on internal work capitalised under fixed assets	1,282	1,450	2,861
Other revenues and income	1,548	1,410	2,706
Total	*313,792*	*274,006*	*506,961*
Cost of production			
Raw materials, consumables and supplies	155,047	128,085	233,816
Services	65,540	55,238	102,819
Use of third-party assets	2,552	2,743	5,546
Personnel:			
Wages and salaries	34,476	33,987	65,056
Social security charges	9,685	9,394	17,881
Staff severance indemnities	1,684	1,594	3,302
Other costs	593	816	630
Amortisation, depreciation and write-downs:			
Amortisation of intangible fixed assets	6,629	6,376	13,289
Depreciation of tangible fixed assets	6,835	6,641	12,829
Other write-downs of fixed assets	-	-	257
Write-down of receivables included under assets forming part of working capital	475	598	1,206
Changes in inventory of raw materials, consumables and supplies	(7,457)	(3,538)	(3,129)
Allocation to risk provisions	598	85	167
Other provisions	349	11	306
Sundry operating costs	1,855	1,733	3,909
Total	*278,861*	*243,763*	*457,884*
Difference between sales and other revenues and the cost of production	*34,931*	*30,243*	*49,077*
Financial income and expense			
Income from investments			
Income from subsidiary investments:			
Dividends	-	-	9
Total income from investments	-	-	*9*
Other financial income:			
From receivables included under fixed assets:			
Subsidiaries	-	4	25
Other	4	-	-
Total	*4*	*4*	*25*

CONSOLIDATED INCOME STATEMENT

(amounts expressed in thousands of euro)	*30/06/2004*	*30/06/2003*	*31/12/2003*
From securities entered under assets forming part of working capital that do not constitute equity investments	2	-	1
Financial income other than the above:			
From subsidiaries	5	-	-
Interest and commission from other parties and other income	768	801	1,445
Total other financial income	*779*	*805*	*1,471*
Interest and other financial charges:			
Interest and commission from other parties and financial charges	(5,694)	(5,800)	(12,522)
Foreign exchange gains (losses)	75	(2,748)	(2,719)
Total financial income (charges)	*(4,840)*	*(7,743)*	*(13,761)*
Adjustments to financial assets value			
Revaluations:			
Of investments	371	252	396
Write-downs:			
Of investments	79	425	598
Total adjustments	*292*	*(173)*	*(202)*
Extraordinary income and expense			
Income	673	767	1,423
Expenses	1,535	942	1,605
Total extraordinary items	*(862)*	*(175)*	*(182)*
Profit for the period before taxes	*29,521*	*22,152*	*34,932*
Taxes for the period			
Current taxes	(15,116)	(11,351)	(18,604)
Deferred taxes	42	(720)	1,143
Total income taxes for the period	*(15,074)*	*(12,071)*	*(17,461)*
Net profit for the period before minority interests	*14,447*	*10,081*	*17,471*
(Profit) / Loss for the period pertaining to minority interests	(1,731)	(1,964)	(3,218)
Profit (loss) for the period	*12,716*	*8,117*	*14,253*

Attachment A

Interpump Group sector information (first half)
(Amounts given in €/000)

	Cleaning 2004	Cleaning 2003	Hydraulic 2004	Hydraulic 2003	Industrial 2004	Industrial 2003	Other 2004	Other 2003	Elimination entries 2004	Elimination entries 2003	Interpump Group 2004	Interpump Group 2003
Net revenues outside the Group	207,802	186,149	69,043	59,880	32,577	30,474	1,542	1,300				
Sales between sectors	273	414	4	5	6,115	4,243	-	-	(6,392)	(4,662)		
Total net revenues	208,075	186,563	69,047	59,885	38,692	34,717	1,542	1,300	(6,392)	(4,662)	310,964	277,803
Purchases net of changes in inventories	(105,963)	(94,987)	(31,600)	(26,886)	(12,841)	(10,745)	-	-	4,425	2,825	(145,979)	(129,793)
Gross industrial margin	**102,112**	**91,576**	**37,447**	**32,999**	**25,851**	**23,972**	**1,542**	**1,300**	**(1,967)**	**(1,837)**	**164,985**	**148,010**
% on net revenues	*49.1%*	*49.1%*	*54.2%*	*55.1%*	*66.8%*	*69.0%*					*53.1%*	*53.3%*
Personnel expenses	(25,009)	(24,356)	(13,075)	(12,289)	(7,731)	(8,390)	-	-	-	-	(45,815)	(45,035)
Other operating costs	(54,409)	(46,038)	(9,781)	(9,339)	(7,684)	(6,362)	-	-	1,967	1,957	(69,907)	(59,782)
Gross operating profit (EBITDA)	**22,694**	**21,182**	**14,591**	**11,371**	**10,436**	**9,220**	**1,542**	**1,300**		**120**	**49,263**	**43,193**
% on net revenues	*10.9%*	*11.4%*	*21.1%*	*19.0%*	*27.0%*	*26.6%*					*15.8%*	*15.5%*
Operating amortisation / depreciation and allocations	(5,848)	(4,585)	(1,781)	(1,797)	(1,555)	(1,469)	-	-	-	(120)	(9,184)	(7,971)
Sector operating profit (EBIT)	**16,846**	**16,597**	**12,810**	**9,574**	**8,881**	**7,751**	**1,542**	**1,300**			**40,079**	**35,222**
% on net revenues	*8.1%*	*8.9%*	*18.6%*	*16.0%*	*23.0%*	*22.3%*					*12.9%*	*12.7%*
Profit from investments valued according by the net equity method	20	(294)	287	(47)	(15)	168	-	-			292	(173)
Amortisation of the consolidation difference attributed to buildings	-	-	(104)	(104)	-	-	-	-			(104)	(104)
Amortisation of goodwill	(3,227)	(3,203)	(782)	(637)	(1,035)	(1,035)	-	-			(5,044)	(4,875)
Profit by sector	13,639	13,100	12,211	8,786	7,831	6,884	1,542	1,300			35,223	30,070
Financial charges											(5,619)	(8,548)
Financial income											779	805
Other non-operative items											(862)	(175)
Pretax profit											**29,521**	**22,152**
Income taxes											(15,074)	(12,071)
Profit of minorities											(1,731)	(1,964)
Net profit											**12,716**	**8,117**

Attachment A

Other information (first half)
(Amounts given in €/000)

	Cleaning		Hydraulic		Industrial		Other		Elimination entries		Interpump Group	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Assets by sector	319,992	311,036	126,078	127,317	75,921	82,847	-	-	(3,774)	(1,882)	518,217	519,318
Cash and cash equivalents											48,843	46,304
Treasury stock											33,253	33,253
Total assets											**600,313**	**598,875**
Liabilities by sector	131,901	112,713	37,959	35,277	15,100	17,662	-	-	(3,931)	(3,630)	181,029	162,022
Financing											240,259	252,626
Total liabilities											**421,288**	**414,648**
OTHER INFORMATION RELATING TO THE PERIOD												
Investments in fixed assets	6,021	7,103	2,287	1,017	1,446	2,763						
Amortisation/depreciation and allocations	9,075	7,804	2,667	2,642	2,590	2,504						
Other non-cash income items	473	35	23	(52)	37	163						
ROCE for the sector (first half)*	9.0%	8.4%	14.5%	10.4%	14.6%	11.9%						

* = (Sector operating profit/assets minus sector liabilities)

Criteria used for sector information

The criteria used to break down revenues, costs, assets and liabilities are set out below.

The value of components and products transferred between sectors is generally the actual sales price between Group companies and is equivalent to the price offered to best clients. Only the Parent Company operates in two sectors: Industrial and Cleaning. In this case, the transfer values correspond to the best customer sale price.

Allocated operating costs include:

- purchases net of changes in inventories;
- personnel costs;
- external manufacturing expenses;
- amortisation/depreciation adjusted for the effect of accelerated depreciation;
- other operating costs.

The amortisation of goodwill and of the consolidation difference allocated to buildings were included in the sector result after the operating result, homogeneously with the reclassified consolidated income statement, in which said amortisation is classified after the operating result.

The profits of the non-consolidated subsidiaries and associates were also ascribed to sectors after the operating result.

For the Parent Company, which operates in two business sectors (Industrial and Cleaning), costs were allocated according to the following criteria:

- purchase and labour costs and external manufacturing expenses were attributed on a specific basis determined with reference to the bills of materials of the products that make up the two sectors;
- amortisation/depreciation was allocated on the basis of the hours of production relating to each sector, taking into consideration some plants in which production is concentrated on a single sector;
- energy consumption and other industrial costs were allocated on the basis of hours of production referring to each sector;
- sales commission, sales transports and commercial wages were allocated on the basis of sales revenues;
- costs incurred for trade fairs and exhibitions as well as for R&D salaries were divided equally between the sectors since such costs are related to the two sectors without distinction; accordingly, the allocation criterion adopted is deemed to be the most reasonable one;
- other operating costs were allocated in proportion to the net revenues.

Assets and liabilities allocated to individual sectors include all the assets and liabilities except for the financial items specified in the statement.

Goodwill and the consolidation difference allocated to buildings were attributed to the sectors depending on the portions actually paid per sector.

For the Parent Company, which operates in two sectors, assets and liabilities were allocated according to the criteria followed for the allocation of the revenues and costs that generated them, specifically:

- trade receivables were allocated on the basis of sales revenues, since no significant differences in payment days were encountered among the different sectors;

- for the same reason trade payables were allocated on the basis of purchase costs net of changes in inventory, costs for processing carried out by third parties, energy consumption and other external industrial costs;
- inventories were allocated on the basis of their incidence on direct and indirect production costs;
- tangible fixed assets were allocated specifically, depending on whether plants produced output for only one sector or, in the case of plants grouping production for several sectors, on the basis of the hours of production relating to each sector. It is worthwhile to point out that since several lines of production, not exclusively dedicated to produce output for one business sector, exist and can be used alternatively by all sectors depending on market demand, the allocation of tangible fixed assets and related depreciation is bound to change from year to year according to each sector's production levels;
- goodwill was attributed to the sectors on the basis of the different sectors' sales revenues at the time of the acquisition that generated it;
- amounts payable to employees and in respect of staff severance indemnities were allocated in line with the criteria adopted for the allocation of personnel costs.

Investments valued according to the net equity method were divided by sector as follows:

Industrial sector	Cleaning sector	Hydraulic sector
GP China Inc	Soteco Benelux BVBA S.p.r.l.	PZB Australia Pty Ltd
	Portotecnica S.A.	Syscam Gestion Integrada S.A.
	Western Floor Private Ltd	
	IP Industria e Comercio Ltda	
	Gansow France S.a.r.l.	
	Euromop do Brasil Holding Ltda	

Attachment B

Intangible assets
(Amounts expressed in euro thousands)

		Opening value	Exchange differences	Increases	Decreases	Reclassifications	Change in the consolidation basis	Closing value
Start-up and capital costs	Cost	1,158	-	7	2	(15)	-	1.148
	Accumulated amortisation	958	-	40	2	(15)	-	981
	Net Value	*200*	-	*(33)*	-	-	-	*167*
Research, development and advertising costs	Cost	8,554	-	1,246	129	-	107	9,778
	Accumulated amortisation	3,921	-	955	129	-	37	4,784
	Net Value	*4,633*	-	*291*	-	-	*70*	*4,994*
Industrial patents and intellectual property rights	Cost	804	3	92	21	-	-	878
	Accumulated amortisation	575	1	55	21	-	-	610
	Net Value	*229*	*2*	*37*	-	-	-	*268*
Concessions, licenses, trade marks and similar rights	Cost	3,184	3	134	75	50	-	3,296
	Accumulated amortisation	2,032	-	259	75	-	-	2,216
	Net Value	*1,152*	*3*	*(125)*	-	*50*	-	*1,080*
Goodwill	Cost	196,056	-	1,088	-	-	-	197,144
	Accumulated amortisation	59,127	-	5,044	-	-	-	64,171
	Net Value	*136,929*	-	*(3,956)*	-	-	-	*132,973*
Assets under construction and advances	Cost	74	-	-	-	(50)	-	24
	Net Value	*74*	-	-	-	*(50)*	-	*24*
Other fixed assets	Cost	5,114	58	137	141	(78)	64	5,154
	Accumulated amortisation	2,898	23	276	121	(78)	28	3,026
	Net Value	*2,216*	*35*	*(139)*	*20*	-	*36*	*2,128*
Total Intangible assets	Cost	214,944	64	2,704	368	(93)	171	217,422
	Accumulated amortisation	69,511	24	6,629	348	(93)	65	75,788
	Net Value	*145,433*	*40*	*(3,925)*	*20*	-	*106*	*141,634*

Attachment C

Tangible fixed assets
(Amounts expressed in euro thousands)

		Opening value	Exchange differences	Increases	Decreases	Reclassifications	Change in consolidation basis	Closing value
Land and buildings	Cost	71,729	137	1,513	-	11,312	-	84,691
	Revaluations	3,630	-	-	-	-	-	3,630
	Accumulated depreciation	18,592	81	1,126	-	-	-	19,799
	Accumulated depreciation on Revaluation	1,762	-	63	-	-	-	1,825
	Net Value	*55,005*	*56*	*324*	-	*11,312*	-	*66,697*
Plant and machinery	Cost	67,232	277	2,866	1,125	494	5	69,749
	Depreciation Reserve	45,251	155	2,555	1,049	12	1	46,925
	Net Value	*21,981*	*122*	*311*	*76*	*482*	*4*	*22,824*
Industrial and commercial equipment	Cost	46,510	221	1,822	138	247	100	48,762
	Depreciation Reserve	35,468	131	2,118	138	(13)	62	37,628
	Net Value	*11,042*	*90*	*(296)*	-	*260*	*38*	*11,134*
Other fixed assets	Cost	18,662	193	842	447	45	278	19,573
	Depreciation Reserve	13,751	143	973	298	1	82	14,652
	Net Value	*4,911*	*50*	*(131)*	*149*	*44*	*196*	*4,921*
Assets under construction and advances	Cost	12,556	13	1,095	-	(12,098)	-	1,566
	Net Value	*12,556*	*13*	*1095*	-	*(12,098)*	-	*1,566*
Total Tangible fixed assets	Cost	216,689	841	8,138	1,710	-	383	224,341
	Revaluations	3,630	-	-	-	-	-	3,630
	Accumulated depreciation	113,062	510	6,772	1,485	-	145	119,004
	Accumulated depreciation on Revaluation	1,762	-	63	-	-	-	1,825
	Net Value	*105,495*	*331*	*1,303*	*225*	-	*238*	*107,142*

Financial statements as at 30 June 2004

for Parent Company Interpump Group S.p.A.

RECLASSIFIED INCOME STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2004*		*30/06/2003*		*31/12/2003*	
Net revenues	34,677	100.0%	30,301	100.0%	59,468	100.0%
Purchases, net of changes in inventories	(11,333)		(8,977)		(18,379)	
Gross industrial margin	*23,344*	*67.3%*	*21,324*	*70.4%*	*41,089*	*69.1%*
Personnel expenses	(6,812)		(6,448)		(12,420)	
Other operating costs	(6,567)		(5,536)		(10,530)	
Gross operating profit	*9,965*	*28.7%*	*9,340*	*30.8%*	*18,139*	*30.5%*
Operating depreciation and amortisation	(2,386)		(2,550)		(5,199)	
Operating profit	*7,579*	*21.9%*	*6,790*	*22.4%*	*12,940*	*21.8%*
Amortisation of goodwill	(1,293)		(1,293)		(2,586)	
Effect of accelerated depreciation	-		205		-	
Dividends and relating tax credits	12,920		17,404		17,623	
Financial income (charges), net	(1,434)		(1,884)		(3,975)	
Financial discounts granted to customers	(686)		(627)		(1,261)	
Write-downs of investments	-		-		(5,122)	
Extraordinary income due to the elimination of fiscal interference	30,304		-		-	
Other extraordinary income (charges), net	23,667		178		178	
Profit for the period before taxes	*71,057*		*20,773*		*17,797*	
Income taxes	(2,484)		(8,441)		(8,261)	
Net profit for the period	*68,573*		*12,332*		*9,536*	

RECLASSIFIED BALANCE SHEETS

(amounts expressed in thousands of euro)	*30/06/2004*		*30/06/2003*		*31/12/2003*	
Trade receivables	20,347		21,429		10,780	
Inventories	11,999		11,881		10,834	
Accrued income and prepayments within one year	703		720		329	
Other receivables, net of deferred tax assets	2,200		8,443		1,803	
Trade payables	(10,025)		(8,892)		(8,646)	
Tax payables within one year	(2,470)		(10,789)		(2,730)	
Other current payables net of payables to purchase investments	(3,731)		(3,362)		(2,986)	
Accrued expenses, net of interest charges	(4)		(1)		(1)	
Net working capital	*19,019*	*7.5%*	*19,429*	*7.6%*	*9,383*	*4.8%*
Tangible fixed assets	15,846		15,990		17,444	
Goodwill	31,213		33,799		32,506	
Treasury stock	33,253		33,253		33,253	
Financial fixed assets	155,024		154,154		105,399	
Other non current assets	4,853		3,267		5,124	
Provisions for risks and charges net of the deferred tax provision on dividends still to be collected	(1,596)		(869)		(1,696)	
Staff severance indemnities	(4,178)		(4,036)		(4,174)	
Payables for acquisition of investments	(258)		(258)		(258)	
Other non-current liabilities	-		-		(343)	
Total net fixed assets	*234,157*	*92.5%*	*235,300*	*92.4%*	*187,255*	*95.2%*
Total capital employed	*253,176*	*100.0%*	*254,729*	*100.0%*	*196,638*	*100.0%*
Financed by:						
Share Capital	43,694		43,447		43,447	
Retained earnings	68,846		81,518		68,420	
Profit for the period	68,573		12,332		9,536	
Total shareholders' equity	*181,113*	*71.5%*	*137,297*	*53.9%*	*121,403*	*61.7%*
Cash on hand	(13,395)		(19,020)		(22,662)	
Current portion of medium-long-term financing	10,000		65,725		31,000	
Accrued interest	458		727		897	
Total financial indebtedness (cash) within one year	(2,937)		47,432		9,235	
Medium/long-term financing	75,000		70,000		66,000	
Total net indebtedness	*72,063*	*28.5%*	*117,432*	*46.1%*	*75,235*	*38.3%*
Total sources of financing	*253,176*	*100.0%*	*254,729*	*100.0%*	*196,638*	*100.0%*

CASH FLOW STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2004*	*30/06/2003*	*31/12/2003*
Net profit for the period	68,573	12,332	9,536
Non cash income items:			
Amortisation and depreciation of intangible and tangible fixed assets	3,679	3,638	7,785
Changes in staff severance indemnities	4	138	276
Changes in the deferred tax provision net of change in deferred tax assets	268	170	(1,333)
Change in other provisions	(95)	184	152
Exchange losses on loans granted in foreign currency	-	-	221
Losses (gains) from sales/conferments of fixed assets	(23,667)	(289)	(285)
Revaluations of investments	(30,304)	-	5,122
Dividends from companies in which stakes are held	(12,920)	(11,139)	(11,279)
Cash flow from operations	*5,538*	*5,034*	*10,195*
Cash flow obtained (used) through (in) net working capital	(9,979)	(6,143)	(5,716)
Operating cash flow generated (used)	*(4,441)*	*(1,109)*	*4,479*
Investing activities			
Increase in tangible fixed assets	(322)	(1,467)	(1,970)
Increase in intangible fixed assets	(576)	(488)	(1,249)
Acquisition of equity investments, net	(11)	(20,379)	(20,455)
Acquisition of treasury stock	-	(3,286)	(3,286)
Proceeds from sales of investments	5,000	295	295
Proceeds from sales of fixed assets	1	30	39
Other changes	106	(294)	(17)
Total cash flow used for investing activities	*4,198*	*(25,589)*	*(26,643)*
Financing activities			
Increase in (repayment of) medium/long-term borrowings	(12,000)	34,506	(3,924)
Collection (increase) of (in) medium/long-term financial receivables	(642)	66	(100)
Financing reimbursed by (paid out to) subsidiaries	-	(6,462)	36,401
Increase in capital through stock options	247	368	369
Dividends paid	(9,110)	(8,303)	11,279
Dividends received	12,920	1,520	(23,392)
Total cash flow obtained through (used in) financing activities	*(8,585)*	*21,695*	*20,633*
Cash flow generated (used)	*(8,828)*	*(5,003)*	*(1,531)*

CASH FLOW STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2004*	*30/06/2003*	*31/12/2003*
Net cash and cash equivalents at the beginning of the period	21,765	23,296	23,296
Cash flow generated (used)	(8,828)	(5,003)	(1,531)
Net cash and cash equivalents at the end of the period	*12,937*	*18,293*	*21,765*

Net cash can be broken down as follows:

Cash on hand	13,395	19,020	22,662
Accrued interest	(458)	(727)	(897)
Net cash and cash equivalents	*12,937*	*18,293*	*21,765*

BALANCE SHEETS

ASSETS

(amounts expressed in thousands of euro)	*30/06/2004*	*30/06/2003*	*31/12/2003*
Fixed assets			
Intangible fixed assets			
Costs of research, development and advertising	1,594	1,350	1,975
Industrial patents and intellectual property rights	3	12	7
Concessions, licenses, trade marks and similar rights	163	169	144
Goodwill	31,213	33,799	32,506
Assets under construction and advances	550	480	50
Others	191	209	216
Total	*33,714*	*36,019*	*34,898*
Tangible fixed assets			
Land and buildings	8,134	7,429	8,305
Plant and machinery	6,173	7,325	7,549
Industrial and commercial equipment	975	750	1,062
Other fixed assets	369	235	432
Assets under construction and advances	195	251	95
Total	*15,846*	*15,990*	*17,443*
Financial fixed assets			
Investments in:			
Subsidiaries	99,713	101,957	96,911
Associated companies	-	4,809	4,809
Other companies	483	483	483
Total investments	*100,196*	*107,249*	*102,203*
Receivables:			
Subsidiaries			
Due within one year	52,100	10,202	-
Due after one year	2,640	36,550	3,077
From others			
Due within one year	88	153	119
Total financial receivables	*54,828*	*46,905*	*3,196*
Treasury stock (for a total nominal value of € 3,543,914 in 2004)	27,957	33,253	29,733
Total financial fixed assets	*182,981*	*187,407*	*135,132*
Total fixed assets	*232,541*	*239,416*	*187,473*

BALANCE SHEETS

(amounts expressed in thousands of euro)	*30/06/2004*	*30/06/2003*	*31/12/2003*
Assets forming part of working capital			
Inventories			
Raw materials and supplies	5,682	5,005	4,485
Work in progress and semi-finished products	4,556	5,156	4,841
Finished products and goods	1,761	1,720	1,509
Total	*11,999*	*11,881*	*10,835*
Receivables			
Trade receivables			
Due within one year	6,059	4,780	4,434
Subsidiaries			
Due within one year	14,288	16,647	6,346
Associated companies			
Due within one year	-	2	-
Tax receivables			
Due within one year	2,091	8,347	1,659
Due after one year	292	321	289
Deferred tax assets			
Due within one year	771	304	442
Due after one year	1,289	404	1,891
From others			
Due within one year	109	96	145
Due after one year	-	16	17
Total	*24,899*	*30,917*	*15,223*
Financial assets other than fixed assets			
Treasury Stock (for a nominal value of € 671,330 in 2004)	*5,296*	-	3,520
Total financial assets other than fixed assets	*5,296*	-	*3,520*
Cash			
Bank and postal accounts	13,386	19,017	22,657
Cash	9	3	5
Total	*13,395*	*19,020*	*22,662*
Total assets forming part of working capital	*55,589*	*61,818*	*52,240*
Accruals and deferrals			
Due within one year	703	720	329
Due after one year	-	2	92
Total	*703*	*722*	*421*
Total assets	*288,833*	*301,956*	*240,134*

BALANCE SHEETS

LIABILITIES

(amounts expressed in thousands of euro)	*30/06/2004*	*30/06/2003*	*31/12/2003*
Shareholders' equity			
Share Capital	43,694	43,447	43,447
Share-premium reserve	14,757	29,847	14,757
Revaluation reserve	8,308	8,308	8,308
Legal reserve	8,747	8,747	8,746
Reserve for treasury stock held	33,253	33,253	33,253
Extraordinary reserve	402	1,363	360
Accelerated depreciation reserve	3,379	-	2,995
Profit (loss) for the period	68,573	12,332	9,536
Total shareholders' equity	*181,113*	*137,297*	*121,402*
Provisions for risks and charges			
For taxes including deferred taxes	3,686	8,391	1,475
Other	126	749	221
Total	*3,812*	*9,140*	*1,696*
Staff severance indemnities	*4,178*	*4,036*	*4,174*
Payables			
Amounts payable to banks			
Due within one year	10,000	65,430	31,000
Due after one year	75,000	70,000	66,000
Advances			
Due within one year	34	27	27
Amounts payable to suppliers			
Due within one year	9,427	8,000	7,761
Payable to subsidiaries			
Due within one year	598	1,165	858
Payable to associates			
Due within one year	-	22	27
Taxes payable			
Due within one year	254	2,518	2,730
Social security charges payable			
Due within one year	582	517	721
Other payables			
Due within one year	3,373	3,076	2,497
Due after one year	-	-	343
Total	*99,268*	*150,755*	*111,964*
Accruals and deferrals			
Other accruals and deferrals	462	728	898
Total	*462*	*728*	*898*
Total liabilities	*288,833*	*301,956*	*240,134*

BALANCE SHEETS

MEMORANDUM ACCOUNTS

(amounts expressed in thousands of euro)	*30/06/2004*	*30/06/2003*	*31/12/2003*
Memorandum accounts			
Sureties	5,258	1,472	5,405
Other memorandum accounts	27	240	-
Total memorandum accounts	*5,285*	*1,712*	*5,405*

INCOME STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2004*	*30/06/2003*	*31/12/2003*
Sales and other revenues			
Revenues from the sale of goods and services	34,586	30,019	59,051
Changes in inventories of work in progress semi-finished and finished products	(32)	(153)	(680)
Increase on internal work capitalised under fixed assets	5	17	31
Other revenues and income	91	282	417
Total	*34,650*	*30,165*	*58,819*
Cost of production			
Raw materials, consumables and supplies	12,498	9,938	18,294
Services	6,348	5,275	10,010
Use of third-party assets	13	13	27
Personnel:			
Wages and salaries	4,778	4,493	8,674
Social security charges	1,676	1,628	3,045
Staff severance indemnities	363	344	732
Amortisation, depreciation and write-downs:			
Amortisation of intangible fixed assets	1,760	1,650	3,532
Depreciation of tangible fixed assets	1,919	1,988	4,253
Write-down of receivables included under assets forming part of working capital	-	30	50
Changes in inventory of raw materials, consumables and supplies	(1,197)	(1,114)	(594)
Sundry operating costs	206	218	443
Total	*28,364*	*24,463*	*48,466*
Difference between sales and other revenues and the cost of production	*6,286*	*5,702*	*10,353*
Financial income and expense			
Income from investments:			
Dividends from subsidiaries	12,920	10,820	10,960
Dividends from associates	-	319	319
Tax credit on dividends	-	6,265	6,344
Total	*12,920*	*17,404*	*17,623*
Other financial income:			
From receivables included under fixed assets:			
Subsidiaries	35	517	1,102
Total	*35*	*517*	*1,102*
Financial income other than the above:			
Financial income from subsidiaries	-	11	26
Interest and commission from other parties and other income	213	199	344
Total	213	210	370

INCOME STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2004*	*30/06/2003*	*31/12/2003*
Interest and other financial charges:			
Interest and commission from subsidiaries	(154)	(134)	(261)
Interest and commission from other parties and financial charges	(2,210)	(2,856)	(6,448)
Foreign exchange gains (losses)	(4)	(248)	1
Total financial income and expense	*10,800*	*14,893*	*12,387*
Adjustments to financial assets value			
Write-downs:			
Of investments	-	-	(5,122)
Total adjustments	-	-	*(5,122)*
Extraordinary income and expense			
Income	53,971	289	289
Expenses	-	(111)	(111)
Total extraordinary items	*53,971*	*178*	*178*
Profit for the period before taxes	*71,057*	*20,773*	*17,796*
Taxes for the period			
Current taxes	(2,216)	(3,161)	(9,592)
Deferred and prepaid taxes	(268)	(5,280)	1,332
Total income taxes for the period	*(2,484)*	*(8,441)*	*(8,260)*
Profit (loss) for the period	*68,573*	*12,332*	*9,536*

Revisione e organizzazione contabile

KPMG S.p.A.
Via Andrea Costa, 160
40134 BOLOGNA BO

Telefono 051 4392511
Telefax 051 4392599
e-mail: it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Review report

To the shareholders of
Interpump Group S.p.A.

1 We have reviewed the consolidated balance sheet, the consolidated profit and loss account and the relative notes of the Interpump Group as at and for the six months ended 30 June 2004, which are included in the half year report of Interpump Group S.p.A.. We have also reviewed that part of the notes describing the activities of the group for the period with the sole objective of verifying consistency with the remainder of the half year report.

2 We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated 31 July 1997. The review consisted primarily of the collection of information relating to the financial data and the consistency of application of the accounting policies through discussions with group company management and analytical procedures applied to the financial data presented. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than a full scope audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our reports on the annual consolidated financial statements, we do not express an opinion on the half year report.

3 With regard to the comparative figures relative to the annual consolidated financial statements and half year report of the previous year, reference should be made to our reports dated 19 March 2004 and 17 September 2003.

4 Based on our review, we are not aware of any material modification or integrations that should be made to the consolidated balance sheet, consolidated profit and loss account and relative notes described in paragraph 1 above for them to be in conformity with

Consob guidelines governing preparation of half year reports approved with resolution no. 11971 dated 14 May 1999 and subsequent modifications and integrations.

Bologna, 15 September 2004

KPMG S.p.A.

(Signed on the original)

Luca Ferranti
Director of Audit

PRESS RELEASE

Interpump Group: third quarter 2004 results

NET PROFIT OF THE FIRST NINE MONTHS: up 41.9% to €15.1 million

Net revenues of the third quarter: up 2.2% to €109.1 million
Net revenues of the first nine months of 2004: up 9.2% to €420 million
EBITDA of the first nine months: up 8.3% to 65.2 million

Sharp growth in the Hydraulic Sector (up 18.5% in the third quarter of 2004)

Mr. Giovanni Cavallini, Vice Chairman and Chief Executive Officer of Interpump Group stated, *"The third quarter of 2004 again showed Interpump Group's ability to take advantage of favorable market conditions. The traditional sectors of the Group, such as the Sector of the high-pressure and very-high-pressure pumps, the Hydraulic Sector and the professional Cleaning sector, reported a strong growth, both in terms of sales and in terms of an increase in profitability. The consumer segment registered a contraction - which was anyway expected after the very strong growth in the first half of the year – that influenced consolidated results. The results of the first nine months point out a good growth in sales and profitability, despite the dollar weakness, showing a context that is more representative of the Group's performance in 2004 and confirming the strong competitive positions of Interpump Group."*

Milan, 12 November 2004 – The Interpump Group Board of Directors met today to approve the Report on the third quarter of 2004.

The **third quarter of 2004** was characterized by the continuous strong growth of the Interpump Group's traditional sectors, such as the hydraulic sector, the industrial sector and the professional segment of the cleaning sector. On the contrary, the consumer segment – after a strong growth in recent years and in particular the performance of the first half of 2004 – contracted due to the reduction in orders from US clients, who in the first half of the year greatly increased their purchases.

Net consolidated revenues amounted to €109.1 million, up 2.2% as compared to the third quarter 2003 revenues (equal to €106.7 million). The turnover of the industrial, oleo-dynamic and professional cleaning sectors increased by 8.9%, while that of the consumer segment contracted 30.9%.

In particular, the **Cleaning Sector decreased by 5.3%**, due to the fall in sales of hobby high-pressure washers. On the other side, the professional segment grew by 7.8%. The **Hydraulic Sector** grew by 18.5%. The **USA continue to show signals of strong growth, with an increase of 32.9% in local currency terms** (up 22.3% after the translation into euro). The **European and the Asian markets** registered a **15.6% increase**, showing an important trend reversal against the contraction recorded in 2003 and confirming the growth of the first half of 2004. The **Industrial Sector,** including high-pressure pumps and very-high-pressure pumps, **grew by 6.4%.**

Gross industrial margin (**EBITDA) amounted to €15.9 million**, down from €17 million in the third quarter of 2003. **The EBITDA of sectors not belonging to the consumer segment amounted to €17.7 million,**

up 9.2% against the third quarter of 2003. On the other hand, the consumer segment paid for the strong growth in the first half of the year, reporting a negative EBITDA for €1.8 million, against a positive EBITDA for €574,000 in the third quarter of 2003. It is to be pointed out that in the first nine months the consumer segment recorded an EBITDA equal to €5.5 million, mostly in line with the same period of 2003, when the EBITDA amounted to €5.7 million. The turnover/EBITDA ratio for the sectors not belonging to the consumer segment was 18.2%, in line with that of the third quarter of 2003; as far as the consumer segment is concerned, the consolidated turnover/EBITDA ratio was 14.6%, against 15.9% in the third quarter of 2003.

Operating profit (**EBIT**) amounted to €11.9 million (down 9.1% from €13.1 million in the third quarter of 2003). This decrease is due to the factors previously specified for the consumer segment. **The operating profit of activities not belonging to the consumer segment increased by 8.3% to €13.7 million** (equal to 14.1% of sales), from €12.6 million in the third quarter of 2003.

Net profit was €2.4 million (down from €2.5 million in the third quarter of 2003).

Results of the first nine months of 2004

Net revenues in the first nine months of 2004 reached €420 million, up 9.2% from €384.5 million in the third quarter of 2003. At constant dollars, the increase would have been 13.3% to €435.7 million.

The Cleaning sector grew 7.2%, once again driven by sales in the consumer segment which increased by 15.2%; the professional segment grew by 3%. The Hydraulic sector recorded a growth of 16.3%, due both to the very strong increase in sales in North America (up 36% in local currency terms, up 23.4% after the translation into euro), and the growth in other markets (up 11.5%). The Industrial sector grew by 6.7%, again due to the strong recovery in the North American market (up 16.4% in terms of dollars, up 4.7% after the translation into euro), as well as to the growth in other markets (up 11.5%).

Gross industrial margin (EBITDA) for the first nine months of 2004 amounted to €65.2 million (up 8.3% from €60.2 million in the first nine months of 2003). At constant dollars, EBITDA would have been €76.6 million, up 27.3% as compared to first nine months of 2003.

Operating profit (EBIT) amounted to €52 million in the first nine months of 2004, up 7.6% as compared to the year-before period. At constant dollars, EBIT would have been €63.3 million, a 31.1% increase as compared to the first nine months of 2003, when operating profit was €48.3 million.

Net profit amounted to €15.1 million in the first nine months of 2004 (up 41.9% from €10.7 million in the first nine months of 2003), including a negative €7.1 million dollar effect.

The net financial position as at 30 September 2004 shows indebtedness amounting to **€206.8 million,** a €1.2 million increase from €205.6 million as at year-end 2003. The increase as compared to 30 June 2004 – when indebtedness amounted to €191.4 million – is due to the fact that in the third quarter working capital regarding the consumer segment grew by €21.6 million, as in that period the payment of suppliers in relation to the strong increase in turnover in the first half of the year and lower proceeds in the third quarter took place at the same time. **Operating cash flow reached €38.6 million (up 20.2%** from €32.1 million in the first nine months of 2003).

Total consolidated shareholders' equity as at 30 September 2004 amounted to **€181.4 million**, up 5.7% from €171.6 million a year previously.

On 18 October 2004 the Shareholders' Meeting of **Interpump Group S.p.A.** deliberated **the reduction in share capital as per art. 2445 of the Italian Civil Code, through the annulment and cancellation of 4,106,240 own shares**, from a total of 8,106,240 shares previously held by the Company (as shown in the 2003 financial statements). The treasury stock held by the company before today's resolution had a total nominal value of euro 4,215,244.80 corresponding to about 9.65% of share capital, which was equal to euro 43,693,780.00 and was represented by 84,026,500 ordinary shares.
The share capital reduction aims at **optimizing the capital structure of the Company, reducing the average cost of capital and maximizing the value**.

Mr. Giovanni Cavallini, Vice Chairman and Chief Executive Officer of Interpump Group stated, *"The third quarter of 2004 again showed Interpump Group's ability to take advantage of favorable market conditions. The traditional sectors of the Group, such as the Sector of the high-pressure and very-high-pressure pumps, the Hydraulic Sector and the professional Cleaning sector, reported a strong growth, both in terms of sales and in terms of an increase in profitability. The consumer segment registered a contraction - which was anyway expected after the very strong growth in the first half of the year – that influenced consolidated results. The results of the first nine months point out a good growth in sales and profitability, despite the dollar weakness, showing a context that is more representative of the Group's performance in 2004 and confirming the strong competitive positions of Interpump Group."*

For further information please contact:
Moccagatta Associati
Tel 02 8645.1419
Fax 02 8645.2082
Email: segreteria@mocagatta.it

Financial statements.

RECLASSIFIED CONSOLIDATED QUARTERLY INCOME STATEMENTS

	Third quarter 2004 €/000	%	*Third quarter 2003 €/000*	%
Net revenues	**109,061**	**100.0**	**106,699**	**100.0**
Purchases, net of changes in inventories	(50,210)		(47,296)	
Gross industrial margin	**58,851**	**54.0**	**59,403**	**55.7**
Personnel expenses	(19,755)		(18,998)	
Other operating costs	(23,208)		(23,413)	
Gross operating profit (EBITDA)	**15,888**	**14.6**	**16,992**	**15.9**
Operating depreciation and amortization	(3,987)		(3,903)	
Operating profit (EBIT)	**11,901**	**10.9**	**13,089**	**12.3**
Amortization of goodwill	(2,528)		(2,513)	
Amortization of the consolidation difference allocated to buildings	(52)		(52)	
Financial income (charges), net	(1,805)		(2,590)	
Exchange-rate differences	158		(109)	
Financial discounts granted to customers	(362)		(402)	
Adjustment of value of investments according to the equity method	31		103	
Extraordinary income (charges), net	(13)		15	
Profit for the period before taxes and minority interests	**7,330**	**6.7**	**7,541**	**7.1**
Income taxes	(4,253)		(4,552)	
Net profit before minority interests	**3,077**		**2,989**	
Minority interests	(664)		(441)	
Net consolidated profit for the period	**2,413**	**2.2**	**2,548**	**2.4**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS (nine months)

	30/9/2004 €/000	*%*	*30/9/2003 €/000*	*%*
Net revenues	**420,025**	**100.0**	**384,502**	**100.0**
Purchases, net of changes in inventories	(196,189)		(177,089)	
Gross industrial margin	**223,836**	**53.3**	**207,413**	**53.9**
Personnel expenses	(65,570)		(64,033)	
Other operating costs	(93,115)		(83,195)	
Gross operating profit (EBITDA)	**65,151**	**15.5**	**60,185**	**15.7**
Operating depreciation and amortization	(13,171)		(11,874)	
Operating profit (EBIT)	**51,980**	**12.4**	**48,311**	**12.6**
Amortization of goodwill	(7,572)		(7,387)	
Amortization of the consolidation difference allocated to buildings	(156)		(156)	
Financial income (charges), net	(5,342)		(6,638)	
Exchange-rate differences	233		(2,857)	
Financial discounts granted to customers	(1,740)		(1,350)	
Adjustment of value of investments according to the equity method	323		(70)	
Extraordinary income (charges), net	(875)		(160)	
Profit for the period before taxes and minority interests	**36,851**	**8.8**	**29,693**	**7.7**
Income taxes	(19,327)		(16,623)	
Net profit before minority interests	**17,524**		**13,070**	
Minority interests	(2,395)		(2,405)	
Net consolidated profit for the period	**15,129**	**3.6**	**10,665**	**2.8**

RECLASSIFIED CONSOLIDATED BALANCE SHEETS

	30/09/2004 €/000	%	30/09/2003 €/000	%	30/06/2004 €/000	%	31/12/2003 €/000	%
Trade receivables	93,769		88,581		113,268		83,906	
Inventories	116,209		98,050		110,222		100,546	
Prepayments and accrued income within one year	23,224		26,965		19,782		14,347	
Other receivables, net of deferred tax assets	3,328		3,118		3,435		2,478	
Trade payables	(82,459)		(73,255)		(115,918)		(85,685)	
Tax payables due within one year	(21,278)		(28,195)		(17,705)		(6,082)	
Other current liabilities, net of payables for the acquisition of equity investments	(16,853)		(15,929)		(18,380)		(13,049)	
Accrued expenses, net of interest charges	(708)		(349)		(857)		(759)	
Opening net operating working capital	**115,232**	**29.7**	**98,986**	**25.7**	**93,847**	**25.3**	**95,702**	**25.2**
Tangible fixed assets	106,835		105,370		107,142		105,495	
Goodwill	130,445		139,409		132,973		136,930	
Treasury stock	33,253		33,253		33,253		33,253	
Other financial fixed assets	5,891		11,248		5,684		11,092	
Other non current assets	24,248		19,850		25,711		23,063	
Provisions	(10,770)		(7,513)		(11,474)		(9,057)	
Staff severance indemnities	(16,433)		(15,261)		(16,272)		(15,739)	
Payables for the acquisition of equity investments	(258)		(258)		(258)		(258)	
Other non current liabilities	(210)		(110)		(165)		(1,068)	
Total net fixed assets	**273,001**	**70.3**	**285,988**	**74.3**	**276,594**	**76.7**	**283,711**	**74.8**
Total capital employed	**388,233**	**100.0**	**384,974**	**100.0**	**370,441**	**100.0**	**379,413**	**100.0**
Financed by:								
Share capital	43,694		43,447		43,694		43,447	
Retained earnings	105,491		101,800		106,120		99,863	
Profit for the period	15,129		10,665		12,716		14,253	
Total shareholders' equity for the Group	164,314		155,912		162,530		157,563	
Minority interests	17,093		15,675		16,495		16,234	
Total consolidated shareholders' equity	**181,407**	**46.7**	**171,587**	**44.6**	**179,025**	**48.3**	**173,797**	**45.8**
Cash on hand	(32,833)		(32,906)		(48,843)		(42,634)	
Payables to banks within one year	38,477		26,469		35,477		33,415	
Current portion of medium/long term financing	61,203		84,509		49,326		54,924	
Accrued interests	839		1,004		1,012		1,424	
Total short term indebtedness	67,686		79,076		36,972		47,129	
Medium/long-term indebtedness	139,140		134,311		154,444		158,487	
Total net indebtedness	**206,826**	**53.3**	**213,387**	**55.4**	**191,416**	**51.7**	**205,616**	**54.2**
Total sources of financing	**388,233**	**100.0**	**384,974**	**100.0**	**370,441**	**100.0**	**379,413**	**100.0**

PRESS RELEASE

INTERPUMP GROUP: THE SHAREHOLDERS' MEETING APPROVES THE CANCELLATION OF 4,106,240 COMPANY TREASURY SHARES AND THE REDUCTION OF CAPITAL STOCK

THE BoD ALLOWED TO PURCHASE OTHER 3,992,000 COMPANY TREASURY SHARES

*Vice Chairman and Chief Executive of Interpump Group, **Giovanni Cavallini** stated: "The cancellation of the company's treasury shares is part of the broader value-creation strategy for the shareholders, ever since pursued with resolution by Interpump Group. This operation is certainly not so common in Italy and I believe the market will appreciate this decision, which also meets many suggestions and requests by our investors".*

Sant'Ilario d'Enza, 19 October 2004 – The Interpump Group Shareholders' Meeting has announced today the reduction of the capital stock following the requirements of article number 2445 of the Italian Civil Code, through the cancellation of 4,106,240 company treasury shares, compared to a total of 8,106,240 previously owned by the company (as shown in the 2003 financial statements). The company treasury shares owned by the Company until today's decision showed a total nominal value of 4,215,244.80 euro, equal to 9.65% of the capital stock amounting to 43,693,780.00 for a total of 84,026,500 ordinary shares.

After today's Shareholders' meeting, the Interpump Group capital stock has been reduced from 43,693,780.00 euro to 41,558,535.20 euro, through the cancellation of 4,106,240 company treasury shares for a nominal value of 2,235,244.80. The company treasury shares before this cancellation, equal to 4,000,000 shares, will continue to serve the existing stock option plan.

The reduction of the capital stock aims to optimize the company's capital, decrease the average cost of capital, thus maximizing the Shareholders' value.

The meeting has also authorized the BoD of the Interpump Group to purchase other 3,992,000 treasury shares.
This authorization will allow the company to return cash to its Shareholders in a tax-efficient way, to stabilize the price of the shares in case of insufficient liquidity on the stock exchange, as well as to have shares to be allocated to any exchanges for acquisitions with strategic partners, even if at the moment the Group does not expect any such exchange.

Vice Chairman and Chief Executive of Interpump Group, **Giovanni Cavallini** stated: "The cancellation of the company's treasury shares is part of the broader value-creation strategy for the shareholders, ever since pursued with resolution by Interpump Group. This operation is certainly not so common in Italy and I believe the market will appreciate this decision, which also meets many suggestions and requests by our investors".

The Interpump Group reached, in the first half of 2004, revenues equal to 311 million euro, with an increase of 11.9% against 278 million euro recorded in the first half of 2003. The first six months of 2004 show an important increase in margins against 2003: net earnings up 56.7% to 12.7% million

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.0522.904311
FAX. +39.0522.904444 - E-mail info@interpumpgroup.it
SHARE CAPITAL. Euro 43.693.780 fully paid up - REGGIO EMILIA COMPANY REGISTER no. 117217 - CHAMBER OF COMMERCE R.E.A. no. 204185 - TAX CODE 11666900151 - VAT NUMBER 01682900350

euro; EBITDA up 14.1% to 49.3 million euro; operating cash flow up 156.9% to 31.1 million euro; ROCE 11.9% against 9.9% in the first half 2003.

For further information:
Moccagatta Associati
Tel. +3902 86451419
Fax: +3902 86452082
Email: segreteria@moccagatta.it